PROSPECTUS
As Filed Pursuant to Rule 424(b)(3)
Registration No. 333-109582

3,147,486 Shares

Common Stock

      All of the shares of common stock offered hereby are being sold by the selling stockholder identified in the prospectus to which this prospectus supplement relates. See “Principal and Selling Stockholders.” We will not receive any of the proceeds from the sale of shares being sold by the selling stockholder.

      Our common stock is traded on the New York Stock Exchange under the symbol “HZO.” On October 29, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $16.00 per share.

You should consider the risks that we have described in “Risk Factors,” beginning on page S-7, before buying shares of our common stock.

	Per
	Share	Total

Public offering price	$15.00	$47,212,290
Underwriting discount	$0.75	$2,360,614
Proceeds, before expenses, to the selling stockholder	$14.25	$44,851,676

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriters expect to deliver the shares to purchasers on or before November 4, 2003.

RAYMOND JAMES	JEFFERIES & COMPANY, INC.

The date of this prospectus supplement is October 30, 2003

ABOUT THIS PROSPECTUS SUPPLEMENT
SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
ABOUT THIS PROSPECTUS
OUR COMPANY
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PROSPECTUS SUPPLEMENTS
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

ABOUT THIS PROSPECTUS SUPPLEMENT

      This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC that utilizes a “shelf” registration process. Under the shelf registration process, the selling stockholder may sell up to an aggregate of 3,147,486 shares of our common stock, of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering and certain other information. Both this prospectus supplement and the accompanying prospectus include important information about us and the selling stockholder, the common stock being offered, and other information you should know before investing in our common stock.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters have not, made an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in his prospectus supplement and the accompanying prospectus is accurate only as of the date on their covers, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of the securities.

      You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Where You Can Obtain Additional Information” beginning on page S-62 of this prospectus supplement before investing in our common stock. This prospectus supplement adds to, updates, and changes information contained in the accompanying prospectus and the information incorporated by reference. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus or the information incorporated by reference, the statements made in the accompanying prospectus or the information incorporated by reference are deemed modified or superseded by the statements made in this prospectus supplement.

FORWARD-LOOKING STATEMENTS

      This prospectus supplement and the documents incorporated by reference herein contain forward-looking statements that involve risks and uncertainties. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and assumptions. We use words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate” and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in “Risk Factors” and elsewhere in this prospectus supplement and the documents incorporated by reference in this prospectus supplement. You should not place undue reliance on these forward-looking statements, which reflect our view only as of the date of this prospectus supplement.

S-i

SUMMARY

      The following summary does not contain all information that may be important to prospective investors. Prospective investors should review this prospectus supplement and the documents incorporated by reference before deciding to acquire shares of our common stock.

Our Company

      We are the largest recreational boat dealer in the United States. Through 66 retail locations in Alabama, Arizona, California, Colorado, Delaware, Florida, Georgia, Minnesota, Nevada, New Jersey, North Carolina, Ohio, South Carolina, Texas, and Utah, we sell new and used recreational boats, including pleasure boats (such as sport boats, sport cruisers, sport yachts, and yachts), ski boats, and fishing boats, with a focus on premium brands in each segment. We also sell related marine products, including engines, trailers, parts, and accessories. In addition, we arrange related boat financing, insurance, and extended service contracts; provide repair and maintenance services; and offer boat and yacht brokerage services.

      We are the nation’s largest retailer of Sea Ray, Boston Whaler, Meridian, and Hatteras recreational boats and yachts. Sales of new Sea Ray, Boston Whaler, and Hatteras recreational boats and yachts, each of which is manufactured by Brunswick Corporation, accounted for approximately 65% of our revenue in fiscal 2002. Brunswick is the world’s largest manufacturer of marine products and marine engines. We believe our sales represented in excess of 11% of all Brunswick marine sales, including approximately 33% of its new Sea Ray boat sales, during our 2002 fiscal year. Each of our principal operating subsidiaries is a party to a dealer agreement with Brunswick covering Sea Ray products and is the exclusive dealer of Sea Ray boats in its geographic market. We also have the right to sell Hatteras Yachts throughout the state of Florida (excluding the Florida panhandle) and the state of Texas, as well as the distribution rights for Hatteras products over 82 feet for North and South America, the Caribbean, and the Bahamas. In August 2002, we were awarded the Meridian Yacht distribution rights in most of our geographic markets, excluding Arizona, California, Colorado, Nevada, and Utah.

      We commenced operations as a result of the March 1, 1998 acquisition of five previously independent recreational boat dealers. Since that time, we have acquired 15 additional previously independent recreational boat dealers, two boat brokerage operations, and a full-service yacht repair operation. We capitalize on the experience and success of the acquired companies in order to establish a new national standard of customer service and responsiveness in the highly fragmented retail boating industry. We adopt the best practices of our acquired companies as appropriate to enhance our ability to attract more customers, foster an overall enjoyable boating experience, and offer boat manufacturers stable and professional retail distribution and a broad geographic presence. We believe that our full range of services, no-haggle sales approach, prime retail locations, extensive facilities, strong management and team members, and emphasis on customer service and satisfaction before and after a boat sale are competitive advantages that enable us to be more responsive to the needs of existing and prospective customers.

      The U.S. recreational boating industry generated approximately $30.3 billion in retail sales in calendar 2002, including sales of new and used boats; marine products, such as engines, trailers, equipment, and accessories; and related expenditures, such as fuel, insurance, docking, storage, and repairs. Retail sales of new boats, engines, trailers, and accessories accounted for approximately $13.6 billion of these sales in 2002. We believe that many dealers are finding it increasingly difficult to make the managerial and capital commitments necessary to achieve higher customer service levels and upgrade systems and facilities as required by boat manufacturers and demanded by customers, particularly during a period of declining or stagnant industry trends. We also believe that many dealers lack an exit strategy for their owners. We believe these factors contribute to our opportunity.

Strategy

      Our goal is to enhance our position as the nation’s leading recreational boat dealer. Key elements of our operating and growth strategy include the following:

•	emphasizing customer satisfaction and loyalty by creating an overall enjoyable boating experience beginning with a negotiation-free purchase process, superior service, and premier facilities;

•	implementing the “best practices” of our acquired dealers as appropriate throughout our dealerships;

•	achieving efficiencies and synergies among our operations to enhance internal growth and profitability;

•	emphasizing employee training and development;

•	opening additional retail facilities in our existing and new territories;

•	offering additional product lines and services;

•	pursuing strategic acquisitions to capitalize upon the significant consolidation opportunities in the highly fragmented recreational boat dealer industry by acquiring additional dealers and related operations and improving their performance and profitability through the implementation of our operating strategies;

•	expanding our Internet retail operations and marketing;

•	promoting national brand name recognition and the MarineMax connection;

•	operating with a decentralized approach to the operational management of our dealerships; and

•	utilizing technology throughout operations, which facilitates the interchange of information and enhances cross-selling opportunities throughout our company.

Development of the Company; Expansion of Business

      MarineMax was founded in January 1998. MarineMax itself, however, conducted no operations until the acquisition of five independent recreational boat dealers on March 1, 1998. We acquired a sixth recreational boat dealer in April 1998. Since our initial public offering in June 1998, we have acquired 14 additional recreational boat dealers, two boat brokerage operations, and a full-service yacht repair operation. Each of our acquired dealers is continuing its operations under the MarineMax name as a wholly owned operating subsidiary of our company.

      We continually attempt to expand our business by providing a full range of services, offering extensive and high-quality product lines, maintaining prime retail locations, pursuing the MarineMax Value Price sales approach, and emphasizing the highest level of customer service and customer satisfaction.

      We also evaluate opportunities to expand our operations by acquiring recreational boat dealers to expand our geographic scope; expanding our product lines; opening new retail locations within our existing territories; and providing new products and services for our customers.

      Acquisitions of additional recreational boat dealers represent an important strategy in our goal to enhance our position as the nation’s leading retailer of recreational boats. The following table sets forth information regarding the entities that we have acquired and their geographic regions.

Acquired Companies	Acquisition Date	Geographic Region

Bassett Boat Company of Florida	March 1998	Southeast Florida
Louis DelHomme Marine	March 1998	Dallas and Houston, Texas
Gulfwind USA, Inc.	March 1998	West Central, Florida
Gulfwind South, Inc.	March 1998	Southwest Florida
Harrison’s Boat Center, Inc. and Harrison’s Marine Centers of Arizona, Inc.	March 1998	Northern California and Arizona
Stovall Marine, Inc.	April 1998	Georgia
Cochran’s Marine, Inc. and C & N Marine Corporation	July 1998	Minnesota
Sea Ray of North Carolina, Inc.	July 1998	North and South Carolina
Brevard Boat Company	September 1998	East Central Florida
Sea Ray of Las Vegas	September 1998	Nevada
Treasure Cove Marina, Inc.	September 1998	Northern Ohio
Woods & Oviatt, Inc.	October 1998	Southeast Florida
Boating World	February 1999	Dallas, Texas
Merit Marine, Inc.	March 1999	Southern New Jersey
Suburban Boatworks, Inc.	April 1999	Central New Jersey
Hansen Marine, Inc.	August 1999	Northeast Florida
Duce Marine, Inc.	December 1999	Utah
Clark’s Landing, Inc. (selected New Jersey locations and operations)	April 2000	Northern New Jersey
Associated Marine Technologies, Inc.	January 2001	Southeast Florida
Gulfwind Marine Partners, Inc.	April 2002	West Florida
Seaside Marine, Inc.	July 2002	Southern California
Sundance Marine, Inc.	June 2003	Colorado
Killinger Marine Center, Inc. and Killinger Marine Center of Alabama, Inc.	September 2003	Northwest Florida and Alabama

      Apart from acquisitions, we have opened 13 new retail locations in existing territories, excluding those opened on a temporary basis for a specific purpose. We also monitor the performance of our retail locations and close retail locations that do not meet our expectations. Based on these factors, we have closed eight retail locations since March 1998, excluding those opened on a temporary basis for a specific purpose.

      In addition to acquiring recreational boat dealers and opening new retail locations, we also add new product lines to expand our operations. The following table sets forth various product lines that we have added to our existing locations:

Product Line	Fiscal Year	Territory

Boston Whaler	1997	West Central Florida; Stuart, Florida; Dallas, Texas
Hatteras Yachts	1998	Florida (excluding the Florida panhandle) and distribution rights for products over 82 feet for North and South America, the Caribbean, and the Bahamas
Boston Whaler	1999	Ohio
Boston Whaler	2000	North Palm Beach, Florida
MB Sports	2001	Northern California, Arizona, Nevada, Utah, and Texas
Sea Hunt	2001	East Central Florida, Texas
Bennington	2002	Northern California and Arizona
Meridian Yachts	2002	Florida, Georgia, North and South Carolina, New Jersey, Ohio, Minnesota, and Texas
Tracker Marine	2002	Minnesota, Georgia, and Ohio
Grady White	2002	Houston, Texas
Hatteras Yachts	2002	Texas
Grady White	2003	Pensacola, Florida
Meridian Yachts	2003	Delaware

      We also are expanding our used boat sales and yacht brokerage services through an increased emphasis on these activities. In addition, we are expanding our F&I activities by offering our customers the ability to finance new or used boat purchases and to purchase extended services contracts and arrange insurance coverage, including credit-life, accident disability coverage, and boat property and casualty coverage. Finally, we are placing increased emphasis on our parts and accessory and maintenance and repair services, which we provide at most of our locations and through stand-alone service facilities, including our full service yacht repair facility in Southeast Florida.

      We maintain our executive offices at 18167 U.S. 19 North, Suite 499, Clearwater, Florida 33764, and our telephone number is (727) 531-1700. We were incorporated in the state of Delaware in January 1998. Unless the context otherwise requires, all references to “MarineMax” mean MarineMax, Inc. prior to its acquisition of five previously independent recreational boat dealers in March 1998 (including their related real estate companies) and all references to the “Company,” “our company,” “we,” “us,” and “our” mean, as a combined company, MarineMax, Inc. and the 20 recreational boat dealers, two boat brokerage operations, and one full-service yacht repair operation acquired to date (the “acquired dealers,” and together with the brokerage and repair operations, “operating subsidiaries” or the “acquired companies”).

Recent Developments

      During October 2003, we announced financial results for the fourth quarter of fiscal 2003 and the fiscal year ended September 30, 2003. We reported net income of $7.6 million, or $0.48 per diluted share, for the fourth quarter of fiscal 2003 compared to net income of $6.2 million, or $0.40 per diluted share, in the fourth quarter of fiscal 2002. Earnings for fiscal 2003 were $19.7 million, or $1.26 per diluted share, compared to net income of $17.1 million, or $1.10 per diluted share, in fiscal 2002. Revenue for the fourth quarter of fiscal 2003 was $163.3 million, a 20% increase over the fourth quarter of fiscal 2002. Revenue for fiscal 2003 was $607.5 million, a 12.4% increase over fiscal 2002.

      During October 2003, we announced that we will become the exclusive dealer for Italy-based Ferretti Group for Ferretti Yachts, Pershing, Riva, Apreamare, Mochi Craft, Custom Line, and CRN in North America, the Bahamas, and the Caribbean. We also will become the exclusive dealer for Bertram in the United States, excluding the Florida peninsula and certain portions of New England. We believe the brands we are adding offer a migration for our existing customer base or fill a void in our product offering and accordingly will not compete with or cannibalize the business generated from our other prominent brands.

The Offering

Common stock offered by the selling stockholder	3,147,486 shares

Common stock outstanding	15,401,686 shares. This number does not include 2,322,422 shares of common stock reserved for issuance upon exercise of stock options outstanding as of September 30, 2003.

Use of proceeds	We will not receive any of the proceeds of this offering.

Risk factors	You should carefully consider the factors discussed under “Risk Factors” before purchasing our common stock.

New York Stock Exchange symbol	HZO

Summary Consolidated Financial Data

						Nine Months Ended
	Fiscal Year Ended September 30,					June 30,

	1998	1999	2000	2001	2002	2002	2003

						(Unaudited)

	(Dollars in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$291,182	$450,058	$550,654	$504,071	$540,716	$404,975	$444,211
Cost of sales	220,364	338,403	419,080	383,984	416,137	317,568	342,611

Gross profit	70,818	111,655	131,574	120,087	124,579	87,407	101,600
Selling, general, and administrative expenses	52,479	79,484	92,520	92,734	95,567	68,781	80,451
Non-recurring settlement(1)	15,000	—	—	––	—	—	—

Income from operations	3,339	32,171	39,054	27,353	29,012	18,626	21,149
Interest expense, net	2,212	2,040	4,127	2,396	1,264	909	1,531

Income before income taxes	1,127	30,131	34,927	24,957	27,748	17,717	19,618
Income tax provision	1,705	11,978	13,534	9,608	10,683	6,821	7,553

Net income	$(577)	$18,153	$21,393	$15,349	$17,065	$10,896	$12,065

Net income per share: Diluted	$(0.05)	$1.21	$1.41	$1.01	$1.10	$0.70	$0.77

Weighted average number of shares: Diluted	11,027,949	14,964,727	15,204,182	15,238,719	15,540,973	15,519,392	15,578,372

Other Data:
Number of retail locations(2)	40	51	52	53	59	57	62
Sales per store(3)(5)	$11,269	$12,938	$14,056	$12,382	$12,273	$9,325	$8,766
Same-store sales growth(4)(5)	18%	18%	20%	(9)%	3%	0%	2%

	September 30,					June 30,

	1998	1999	2000	2001	2002	2002	2003

Balance Sheet Data:
Working capital	29,080	28,353	40,853	47,447	55,426	41,094	59,940
Total assets	150,458	235,751	231,330	264,490	301,146	321,125	342,369
Long-term debt (including current portion)(6)	3,692	7,520	6,280	8,640	21,765	14,176	23,167
Total stockholders’ equity	66,335	90,234	112,340	127,693	145,190	138,956	157,781

(1)	On March 12, 1998, we and Brunswick entered into a Settlement Agreement under which Brunswick agreed not to challenge the change in control provisions of the acquired companies dealership agreements and we agreed to pay Brunswick $15.0 million.

(2)	Includes only those retail locations open at period end.

(3)	Includes only those stores open for the entire preceding 12- or nine-month period, respectively.

(4)	New and acquired stores are included in the comparable base at the end of the store’s thirteenth month of operations.

(5)	A store is one or more retail locations that are adjacent or operate as one entity.

(6)	Amount excludes our short-term borrowings for working capital and inventory financing.

RISK FACTORS

      An investment in shares of common stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, in evaluating an investment in shares offered hereby. This prospectus supplement and the accompanying prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those set forth below.

Our success depends to a significant extent on the continued popularity and reputation for quality of the boating products of our manufacturers, particularly Brunswick’s Sea Ray and Hatteras boat lines.

      Approximately 65% of our revenue in fiscal 2002 resulted from sales of new boats manufactured by Brunswick, including 54% from Brunswick’s Sea Ray division and 8% from Brunswick’s Hatteras Yacht division. The remainder of our fiscal 2002 revenue from new boat sales resulted from sales of products from a limited number of other manufacturers, none of which accounted for a significant portion of our revenue. Any adverse change in the financial condition, production efficiency, product development, management, marketplace acceptance and marketing capabilities of our manufacturers, particularly Brunswick given our reliance on Sea Ray and Hatteras, would have a substantial adverse impact on our business.

      To ensure adequate inventory levels to support our expansion, it may be necessary for Brunswick and other manufacturers to increase production levels or allocate a greater percentage of their production to us. The interruption or discontinuance of the operations of Brunswick or other manufacturers could cause us to experience shortfalls, disruptions, or delays with respect to needed inventory. Although we believe that adequate alternate sources would be available that could replace any manufacturer other than Brunswick as a product source, those alternate sources may not be available at the time of any interruption, and alternative products may not be available at comparable quality and prices.

      Through our principal operating subsidiaries, we maintain dealer agreements with Brunswick covering Sea Ray products. Each dealer agreement has a multi-year term and provides for the lowest product prices charged by the Sea Ray division of Brunswick from time to time to other domestic Sea Ray dealers. These terms are subject to

•	the dealer meeting all the requirements and conditions of Sea Ray’s applicable programs; and

•	the right of Brunswick in good faith to charge lesser prices to other dealers;

•	to meet existing competitive circumstances;

•	for unusual and non-ordinary business circumstances; or

•	for limited duration promotional programs.

The agreements do not give us the exclusive right to sell Sea Ray product lines within any particular territory or restrict us from selling competing products.

      Through certain of our operating subsidiaries, we also maintain dealer agreements with Hatteras covering Hatteras products. Each agreement allows Hatteras to revise prices at any time, and such new prices will supersede previous prices. Pursuant to the agreement, we must bear any losses we incur as a result of such price changes and may not recover from Hatteras for any losses. In addition, certain of our operating subsidiaries may not represent manufacturers or product lines that compete directly with Hatteras without its prior written consent.

      As is typical in the industry, we deal with manufacturers, other than the Sea Ray and Hatteras divisions of Brunswick, under renewable annual dealer agreements. These agreements do not contain any contractual provisions concerning product pricing or required purchasing levels. Pricing is generally established on a model year basis, but is subject to change in the manufacturer’s sole discretion. Any change or termination of these arrangements for any reason could adversely affect product availability, cost and our financial performance.

Our operations depend upon a number of factors relating to or affecting consumer spending for luxury goods, such as recreational boats.

      Unfavorable local, regional, or national economic developments or uncertainties regarding future economic prospects could reduce consumer spending in the markets we serve and adversely affect our business. Consumer spending on luxury goods also may decline as a result of lower consumer confidence levels, even if prevailing economic conditions are favorable. In an economic downturn, consumer discretionary spending levels generally decline, at times resulting in disproportionately large reductions in the sale of luxury goods. Similarly, rising interest rates could have a negative impact on the ability or willingness of consumers to finance boat purchases, which could also adversely affect our ability to sell our products and impact the profitability of our finance and insurance activities. Local influences, such as corporate downsizing and military base closings, also could adversely affect our operations in certain markets. We may be unable to maintain our profitability during any period of adverse economic conditions or low consumer confidence. Changes in federal and state tax laws, such as an imposition of luxury taxes on new boat purchases, and stock market performance also could influence consumers’ decisions to purchase products we offer and could have a negative effect on our sales. For example, during 1991 and 1992 the federal government imposed a luxury tax on new recreational boats with sales prices in excess of $100,000, which coincided with a sharp decline in boating industry sales from a high of more than $17.9 billion in the late 1980s to a low of $10.3 billion in 1992.

The recreational boating industry is cyclical and has experienced relatively stagnant or declining trends over the last 10-year period.

      General economic conditions, consumer spending patterns, federal tax policies, interest rate levels, and the cost and availability of fuel can impact overall boat purchases. We believe that the lack of increase in overall boat purchases has resulted from increased competition from other recreational activities, perceived hassles of boat ownership, and relatively poor customer service and education throughout the retail boat industry. Although our strategy addresses many of these industry factors and we have expanded our operations during the period of stagnant or declining industry trends, the cyclical nature of the recreational boating industry or the lack of industry growth could adversely affect our business, financial condition, or results of operations in the future.

Our success depends, in part, on our ability to continue to make successful acquisitions and to integrate the operations of acquired dealers and each dealer we acquire in the future.

      Since March 1, 1998, we have acquired 20 recreational boat dealers, two boat brokerage operations, and a full-service yacht repair facility. Each acquired dealer operated independently prior to its acquisition by us. Our success depends, in part, on our ability to continue to make successful acquisitions and to integrate the operations of acquired dealers and each dealer we acquire in the future, including centralizing certain functions to achieve cost savings and pursuing programs and processes that promote cooperation and the sharing of opportunities and resources among our dealerships. We may not be able to oversee the combined entity efficiently or to implement effectively our growth and operating strategies. To the extent that we successfully pursue our acquisition strategy, our resulting growth will place significant additional demands on our management and infrastructure. Our failure to pursue successfully our acquisition strategies or operate effectively the combined entity could have a material adverse effect on our rate of growth and operating performance.

Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability.

      Our growth strategy of acquiring additional recreational boat dealers involves significant risks. This strategy entails reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems, and financial controls. Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Increased competition for acquisition candidates may increase purchase prices for acquisitions to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria. In addition, we may encounter difficulties in integrating the operations of acquired dealers with our own operations or managing acquired dealers profitably without substantial costs, delays, or other operational or financial problems.

      We may issue common or preferred stock and incur substantial indebtedness in making future acquisitions. The size, timing, and integration of any future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. Consequently, operating results for any quarter may not be indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year. These fluctuations could adversely affect the market price of our common stock.

      Our ability to continue to grow through the acquisition of additional dealers will depend upon various factors, including the following:

•	the availability of suitable acquisition candidates at attractive purchase prices;

•	the ability to compete effectively for available acquisition opportunities;

•	the availability of funds or common stock with a sufficient market price to complete the acquisitions;

•	the ability to obtain any requisite manufacturer or governmental approvals; and

•	the absence of one or more manufacturers attempting to impose unsatisfactory restrictions on us in connection with their approval of acquisitions.

      As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. In connection with these discussions, we and each potential acquisition candidate exchange confidential operational and financial information, conduct due diligence inquiries, and consider the structure, terms, and conditions of the potential acquisition. In certain cases, the prospective acquisition candidate agrees not to discuss a potential acquisition with any other party for a specific period of time, grants us an option to purchase the prospective dealer for a designated price during a specific time, and agrees to take other actions designed to enhance the possibility of the acquisition, such as preparing audited financial information and converting its accounting system to the system specified by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

We may be required to obtain the consent of Brunswick and various other manufacturers prior to the acquisition of other dealers.

      In determining whether to approve acquisitions, manufacturers may consider many factors, including our financial condition and ownership structure. Manufacturers also may impose conditions on granting their approvals for acquisitions, including a limitation on the number of their dealers that we may acquire. Our ability to meet manufacturers’ requirements for approving future acquisitions will have a direct bearing on our ability to complete acquisitions and effect our growth strategy. There can be no assurance that a manufacturer will not terminate its dealer agreement, refuse to renew its dealer agreement, refuse to approve future acquisitions, or take other action that could have a material adverse effect on our acquisition program.

      We and Brunswick have entered into an agreement providing for Brunswick to cooperate in good faith and not to unreasonably withhold its consent to the acquisitions each year by us of Sea Ray boat dealers with aggregate total revenue not exceeding 20% of our revenue in our prior fiscal year. Any acquisitions in excess of the 20% benchmark will be at Brunswick’s discretion. In the event that our purchases of Sea Ray boats exceed 49% of the purchases of Sea Ray boats by all Sea Ray boat dealers, including us, in any fiscal year of Brunswick, the agreement provides that we and Brunswick will negotiate in good faith the standards for acquisitions of Sea Ray boat dealers by us during Brunswick’s next succeeding fiscal year, but that Brunswick may grant or withhold its consent to any such acquisition in its sole discretion for as long as our Sea Ray boat purchases exceed the 49% benchmark.

      Our growth strategy also entails expanding our product lines and geographic scope by obtaining additional distribution rights from our existing and new manufacturers. We may not be able to secure additional distribution rights or obtain suitable alternative sources of supply if we are unable to obtain such distribution rights. The inability to expand our product lines and geographic scope by obtaining additional distribution rights could have a material adverse effect on the growth and profitability of our business.

Boat manufacturers exercise substantial control over our business.

      We depend on our dealer agreements. Through dealer agreements, boat manufacturers, including Brunswick, exercise significant control over their dealers, restrict them to specified locations, and retain approval rights over changes in management and ownership, among other things. The continuation of our dealer agreements with most manufacturers, including Brunswick, depends upon, among other things, our achieving stated goals for customer satisfaction ratings and market share penetration in the market served by the applicable dealership. Failure to meet the customer satisfaction, market share goals, and other conditions set forth in any dealer agreement could have various consequences, including the following:

•	the termination of the dealer agreement;

•	the imposition of additional conditions in subsequent dealer agreements;

•	limitations on boat inventory allocations;

•	reductions in reimbursement rates for warranty work performed by the dealer; or

•	denial of approval of future acquisitions.

      Our dealer agreements with manufacturers, including Brunswick, generally do not give us the exclusive right to sell those manufacturers’ products within a given geographical area. Accordingly, a manufacturer, including Brunswick, could authorize another dealer to start a new dealership in proximity to one or more of our locations, or an existing dealer could move a dealership to a location that would be directly competitive with us. These events could have a material adverse effect on our competitive position and financial performance.

The failure to receive rebates and other dealer incentives on inventory purchases could substantially reduce our margins.

      We rely on manufacturers’ programs that provide incentives for dealers to purchase and sell particular boat makes and models or for consumers to buy particular boat makes or models. Any eliminations, reductions, limitations, or other changes relating to rebate or incentive programs that have the effect of reducing the benefits we receive could increase the effective cost of our boat purchases, reduce our margins and competitive position, and have a material adverse effect on our financial performance.

Our growth strategy may require us to secure significant additional capital, the amount of which will depend upon the size, timing, and structure of future acquisitions and our working capital and general corporate needs.

      If we finance future acquisitions in whole or in part through the issuance of common stock or securities convertible into or exercisable for common stock, existing stockholders will experience dilution in the voting power of their common stock and earnings per share could be negatively impacted. The extent to which we will be able or willing to use our common stock for acquisitions will depend on the market value of our common stock from time to time and the willingness of potential sellers to accept our common stock as full or partial consideration. Our inability to use our common stock as consideration, to generate cash from operations, or to obtain additional funding through debt or equity financings in order to pursue our acquisition program could materially limit our growth.

      Any borrowings made to finance future acquisitions or for operations could make us more vulnerable to a downturn in our operating results, a downturn in economic conditions, or increases in interest rates on borrowings that are subject to interest rate fluctuations. If our cash flow from operations is insufficient to meet our debt service requirements, we could be required to sell additional equity securities, refinance our obligations, or dispose of assets in order to meet our debt service requirements. In addition, our credit arrangements contain financial and operational covenants and other restrictions with which we must comply, including limitations on capital expenditures and the incurrence of additional indebtedness. Adequate financing may not be available if and when we need it or may not be available on terms acceptable to us. The failure to obtain sufficient financing on favorable terms and conditions could have a material adverse effect on our growth prospects and our business, financial condition, and results of operations.

      Our current revolving credit facility provides a line of credit with asset-based borrowing availability of up to $220 million and allows us $20 million in traditional floorplan borrowings. We have pledged certain of our assets, principally boat inventories, to secure borrowings under our credit facility. While we believe we will continue to obtain adequate financing from lenders, such financing may not be available to us.

Our internal growth and operating strategies of opening new locations and offering new products involve risk.

      In addition to pursuing growth by acquiring boat dealers, we intend to continue to pursue a strategy of growth through opening new retail locations and offering new products in our existing and new territories. Accomplishing these goals for expansion will depend upon a number of factors, including the following:

•	our ability to identify new markets in which we can obtain distribution rights to sell our existing or additional product lines;

•	our ability to lease or construct suitable facilities at a reasonable cost in existing or new markets;

•	our ability to hire, train, and retain qualified personnel;

•	the timely integration of new retail locations into existing operations;

•	our ability to achieve adequate market penetration at favorable operating margins without the acquisition of existing dealers; and

•	our financial resources.

      Our dealer agreements with Brunswick require Brunswick’s consent to open, close, or change retail locations that sell Sea Ray products, and other dealer agreements generally contain similar provisions. We may not be able to open and operate new retail locations or introduce new product lines on a timely or profitable basis. Moreover, the costs associated with opening new retail locations or introducing new product lines may adversely affect our profitability.

      As a result of these growth strategies, we expect to expend significant time and effort in opening and acquiring new retail locations and introducing new products. Our systems, procedures, controls, and financial resources may not be adequate to support our expanding operations. The inability to manage our growth effectively could have a material adverse effect on our business, financial condition, and results of operations.

      Our planned growth also will impose significant added responsibilities on members of senior management and require us to identify, recruit, and integrate additional senior level managers. We may not be able to identify, hire, or train suitable additions to management.

Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets. In addition, weather conditions may adversely impact our business.

      During the three-year period ended September 30, 2002, the average net sales for the quarterly periods ended December 31, March 31, June 30, and September 30 represented 17%, 27%, 33%, and 23%, respectively, of our average annual net sales. With the exception of Florida, we generally realize significantly lower sales in the quarterly period ending December 31 with boat sales generally improving in January with the onset of the public boat and recreation shows. Our business could become substantially more seasonal as we acquire dealers that operate in colder regions of the United States.

      Weather conditions may adversely impact our operating results. For example, drought conditions, reduced rainfall levels, and excessive rain may force boating areas to close or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. In addition, unseasonably cool weather and prolonged winter conditions may lead to shorter selling seasons in certain locations. Hurricanes and other storms could result in the disruption of our operations or damage to our boat inventories and facilities. Many of our dealerships sell boats to customers for use on reservoirs, thereby subjecting our business to the continued viability of these reservoirs for boating use. Although our geographic diversity and our future geographic expansion will reduce the overall impact on us of adverse weather conditions in any one market area, weather conditions will continue to represent potential material adverse risks to us and our future operating performance. As a result of the foregoing and other factors, our operating results in some future quarters could be below the expectations of stock market analysts and investors.

We face intense competition.

      We operate in a highly competitive environment. In addition to facing competition generally from non-boating recreation businesses seeking to attract discretionary spending dollars, the recreational boat industry itself is highly fragmented, resulting in intense competition for customers, product distribution rights, and suitable retail locations, particularly on or near waterways. Competition increases during periods of stagnant industry growth, such as currently exists.

      We compete primarily with single-location boat dealers and, with respect to sales of marine parts, accessories, and equipment, with national specialty marine parts and accessories stores, catalog retailers, sporting goods stores, and mass merchants. Competition among boat dealers is based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets we currently serve and in new markets that we may enter. We compete in each of our markets with retailers of brands of boats and engines we do not sell in that market. In addition, several of our competitors, especially those selling marine equipment and accessories, are large national or regional chains that have substantial financial, marketing, and other resources. Private sales of used boats represent an additional source of competition.

We depend on income from financing, insurance, and extended service contracts.

      A portion of our income results from referral fees derived from the placement or marketing of various F&I products, consisting of customer financing, insurance products, and extended service contracts, the most significant component of which is the participation and other fees resulting from our sale of customer financing contracts. During fiscal 2002, F&I products accounted for approximately 3.0% of our revenue.

      The availability of financing for our boat purchasers and the level of participation and other fees we receive in connection with such financing depend on the particular agreement between us and the lender and the current rate environment. Lenders may impose terms in their boat financing arrangements with us that may be unfavorable to us or our customers, resulting in reduced demand for our customer financing programs and lower participation and other fees.

      The reduction of profit margins on sales of F&I products or the lack of demand for or the unavailability of these products could have a material adverse effect on our operating margins.

We depend on key personnel.

      Our success depends, in large part, upon the continuing efforts and abilities of our executive officers. Although we have an employment agreement with certain of our executive officers, we cannot assure that these or other executive personnel will remain with us. As a result of our decentralized operating strategy, we also rely on the management teams of our operating subsidiaries. In addition, we likely will depend on the senior management of any significant businesses we acquire in the future. The loss of the services of one or more of these key employees before we are able to attract and retain qualified replacement personnel could adversely affect our business.

The products we sell or service may expose us to potential liability for personal injury or property damage claims relating to the use of those products.

      Manufacturers of the products we sell generally maintain product liability insurance. We also maintain third-party product liability insurance that we believe to be adequate. We may experience claims that are not covered by or that are in excess of our insurance coverage. The institution of any significant claims against us could subject us to damages, result in higher insurance costs, and harm our business reputation with potential customers.

Environmental and other regulatory issues may impact our operations.

      Our operations are subject to extensive regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. The failure to satisfy those and other regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations.

      Various federal, state, and local regulatory agencies, including OSHA or the EPA, and similar federal and local agencies, have jurisdiction over the operation of our dealerships, repair facilities, and other operations, with respect to matters such as consumer protection, workers’ safety, and laws regarding protection of the environment, including air, water, and soil. The EPA recently promulgated emissions regulations for outboard marine engines that impose stricter emissions standards for two-cycle, gasoline outboard marine engines. Emissions from such engines must be reduced by approximately 75% over a nine-year period beginning with the 1998 model year. Costs of comparable new engines, if materially more expensive than previous engines, or the inability of our manufacturers to comply with EPA requirements, could have a material adverse effect on our business, financial condition, and results of operations.

      Certain of our facilities own and operate USTs for the storage of various petroleum products. USTs are generally subject to federal, state, and local laws and regulations that require testing and upgrading of USTs and remediation of contaminated soils and groundwater resulting from leaking USTs. In addition, we may be subject to civil liability to third parties for remediation costs or other damages if leakage from our owned or operated USTs migrates onto the property of others.

      Our business involves the use, handling, storage, and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials, such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline, and diesel fuels. Accordingly, we are subject to regulation by federal, state, and local authorities establishing investigation and health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards.

      We also are subject to laws, ordinances, and regulations governing investigation and remediation of contamination at facilities we operate or to which we send hazardous or toxic substances or wastes for treatment, recycling, or disposal. In particular, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA or Superfund, imposes joint, strict, and several liability on

•	owners or operators of facilities at, from, or to which a release of hazardous substances has occurred;

•	parties who generated hazardous substances that were released at such facilities; and

•	parties who transported or arranged for the transportation of hazardous substances to such facilities.

A majority of states have adopted Superfund statutes comparable to and, in some cases, more stringent than CERCLA. If we were to be found to be a responsible party under CERCLA or a similar state statute, we could be held liable for all investigative and remedial costs associated with addressing such contamination. In addition, claims alleging personal injury or property damage may be brought against us as a result of alleged exposure to hazardous substances resulting from our operations. In addition, certain of our retail locations are located on waterways that are subject to federal or state laws regulating navigable waters (including oil pollution prevention), fish and wildlife, and other matters.

      Soil and groundwater contamination has been known to exist at certain properties owned or leased by us. We have also been required and may in the future be required to remove aboveground and underground storage tanks containing hazardous substances or wastes. As to certain of our properties, specific releases of petroleum have been or are in the process of being remediated in accordance with state and federal guidelines. We are monitoring the soil and groundwater as required by applicable state and federal guidelines. We also may have additional storage tank liability insurance and “Superfund” coverage where applicable. Environmental laws and regulations are complex and subject to frequent change. Compliance with amended, new or more stringent laws or regulations, more strict interpretations of existing laws, or the future discovery of environmental conditions may require additional expenditures by us, and such expenditures may be material.

      Two of the properties we own were historically used as gasoline service stations. Remedial action with respect to prior historical site activities on these properties has been completed in accordance with federal and state law. Also, one of our properties is within the boundaries of a Superfund site, although our property has not been identified as a contributor to the contamination in the area.

      Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. These regulations could discourage potential buyers, thereby limiting future sales and adversely affecting our business, financial condition, and results of operations.

Fuel prices and supply may affect our business.

      All of the recreational boats we sell are powered by diesel or gasoline engines. Consequently, an interruption in the supply, or a significant increase in the price or tax on the sale, of fuel on a regional or national basis could have a material adverse effect on our sales and operating results. At various times in the past, diesel or gasoline fuel has been difficult to obtain. The supply of fuels may be interrupted, rationing may be imposed, or the price of or tax on fuels may significantly increase in the future.

We must evaluate goodwill for impairment and we would recognize an impairment loss if the carrying amount of an identifiable intangible asset or goodwill exceeds its fair value.

      Goodwill is an intangible asset that represents the difference between the aggregate purchase price for the net assets acquired and the amount of such purchase price allocated to such net assets for purposes of our balance sheet. Through our fiscal year ended September 30, 2001, we were required to amortize the goodwill from acquisitions accounted for as purchases over a period of time, with the amount amortized in a particular period constituting an expense that reduced our net income for that period.

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” SFAS 142 provides that goodwill and certain intangibles no longer will be amortized, but instead will be tested for impairment at least annually. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances. We elected to early adopt SFAS 142 during fiscal 2002. SFAS 142 requires that the first step of the transitional goodwill impairment test be completed within six months from the date of initial adoption of the statement. In addition to this initial assessment, we assess the impairment of identifiable intangible assets and goodwill at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of an identifiable intangible asset or goodwill exceeds its fair value, we would recognize an impairment loss. We measure any potential impairment based on various business valuation methodologies, including a projected discounted cash flow method. We have completed the transitional goodwill impairment test, and we have not recognized any impairment losses to date. We have also completed the annual goodwill impairment test during fiscal 2003, which resulted in no impairment of goodwill. We will continue to test goodwill for impairment at least annually and if events occur and circumstances change, causing a fair value below carrying amount, impairment losses may be recognized in the future. Identifiable intangible assets and net goodwill amounted to $52.2 million as of June 30, 2003.

      A reduction in net income resulting from the impairment of goodwill may have an adverse impact upon the market price of our common stock. Impairment in the goodwill or regulatory action that changes the impairment testing methodology, requires amortization, or a write-off of goodwill may materially and adversely affect the financial position of our company.

A substantial number of shares of our common stock are subject to a stockholders agreement.

      We, Brunswick, William H. McGill, Jr., our Chairman of the Board, President, and Chief Executive Officer, and Richard R. Bassett, a former director and officer, are parties to a stockholders’ agreement, and we and Brunswick are parties to a governance agreement, each dated April 28, 1998. Subject to certain limitations, the stockholders’ agreement provides various rights of first refusal on the sale of shares of common stock by the parties to the agreement, particularly in the event that Brunswick does not own its targeted investment percentage of 19% of our common stock at the time of the proposed sale or in the event the proposed sale is to a competitor of Brunswick. Among other provisions and subject to certain conditions, the stockholders’ agreement also requires the parties to vote their common stock for nominees of the board of directors in the election of directors and to vote their common stock in favor of all proposals and recommendations approved by our board of directors and submitted to a vote of our stockholders. The governance agreement provides for various terms and conditions concerning Brunswick’s participation in the corporate governance of our company.

      As a result, the stockholders’ agreement and the governance agreement will have the effect of increasing the control of our directors, executive officers, and persons associated with them and may have the effect of delaying or preventing a change in control of our company.

The market price of our common stock could be subject to wide fluctuations as a result of many factors.

      Factors that could affect the trading price of our common stock include the following:

•	variations in operating results;

•	the thin trading volume and relatively small public float of our common stock;

•	the level and success of our acquisition program and new store openings;

•	variations in same-store sales;

•	the success of dealership integration;

•	relationships with manufacturers;

•	changes in earnings estimates published by analysts;

•	general economic, political, and market conditions;

•	seasonality and weather conditions;

•	governmental policies and regulations;

•	the performance of the recreational boat industry in general; and

•	factors relating to suppliers and competitors.

      In addition, market demand for small-capitalization stocks, and price and volume fluctuations in the stock market unrelated to our performance could result in significant fluctuations in market price of our common stock. The performance of our common stock could adversely affect our ability to raise equity in the public markets and adversely affect our acquisition program.

The issuance of additional common stock in the future, including shares that we may issue pursuant to option grants and future acquisitions, may result in dilution in the net tangible book value per share of our common stock.

      Our board of directors has the legal power and authority to determine the terms of an offering of shares of our capital stock, or securities convertible into or exchangeable for these shares, to the extent of our shares of authorized and unissued capital stock.

A substantial number of shares are eligible for future sale.

      As of September 30, 2003, there were outstanding 15,401,686 shares of our common stock. Substantially all of these shares are freely tradable without restriction or further registration under the securities laws, unless held by an “affiliate” of our company, as that term is defined in Rule 144 under the securities laws. Shares held by affiliates of our company, which generally include our directors, officers, and certain principal stockholders, are subject to the resale limitations of Rule 144 described below. Outstanding shares of common stock issued in connection with the acquisition of any acquired dealers are available for resale beginning one year after the respective dates of the acquisitions, subject to compliance with the provisions of Rule 144 under the securities laws.

      As of September 30, 2003, we had issued options to purchase approximately 2,322,422 shares of common stock under our 1998 incentive stock plan and we issued 271,331 of the 500,000 shares of common stock reserved for issuance under our 1998 employee stock purchase plan. We have filed a registration statement under the securities laws to register the common stock to be issued under these plans. As a result, shares issued under these plans will be freely tradable without restriction unless acquired by affiliates of our company, who will be subject to the volume and other limitations of Rule 144.

      We may issue additional shares of common stock or preferred stock under the securities laws as part of any acquisition we may complete in the future. If issued pursuant to an effective registration statement, these shares generally will be freely tradable after their issuance by persons not affiliated with us or the acquired companies.

We rely on our operating subsidiaries.

      We are a holding company, the principal assets of which are the shares of the capital stock or membership interests of our corporate or limited liability company subsidiaries, including the operating subsidiaries. As a holding company without independent means of generating operating revenue, we depend on dividends and other payments from our subsidiaries to fund our obligations and meet our cash needs. Financial covenants under future loan agreements of our subsidiaries may limit our subsidiaries’ ability to make sufficient dividend or other payments to permit us to fund our obligations or meet our cash needs, in whole or in part.

We do not pay cash dividends.

      We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Moreover, financial covenants under certain of our credit facilities restrict our ability to pay dividends.

Our stockholders’ rights plan may adversely affect existing stockholders.

      Our Stockholders’ Rights Plan may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders. Under the Rights Plan, we issued a dividend of one Preferred Share Purchase Right for each share of our common stock held by stockholders of record as of the close of business on September 7, 2001.

      In general, subject to certain limited exceptions, the stock purchase rights become exercisable when a person or group acquires 15% or more of our common stock or a tender offer or exchange offer for 15% or more of our common stock is announced or commenced. After any such event, our other stockholders may purchase additional shares of our common stock at 50% of the then-current market price. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. The rights may be redeemed by us at $0.01 per stock purchase right at any time before any person or group acquires 15% or more of our outstanding common stock. The rights should not interfere with any merger or other business combination approved by our board of directors. The rights expire on August 28, 2011.

Certain provisions of our restated certificate of incorporation and bylaws and Delaware law may make a change in the control of our company more difficult to complete, even if a change in control were in the stockholders’ interest or might result in a premium over the market price for the shares held by the stockholders.

      Our certificate of incorporation and bylaws divide the board of directors into three classes of directors elected for staggered three-year terms. The certificate of incorporation also provides that the board of directors may authorize the issuance of one or more series of preferred stock from time to time and may determine the rights, preferences, privileges, and restrictions and fix the number of shares of any such series of preferred stock, without any vote or action by our stockholders. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The certificate of incorporation also allows our board of directors to fix the number of directors and to fill vacancies on the board of directors.

      We also are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless the business combination is approved in a prescribed manner.

      Certain of our dealer agreements could also make it difficult for a third party to attempt to acquire a significant ownership position in our company. In addition, the stockholders’ agreement and governance agreement will have the effect of increasing the control of our directors, executive officers, and persons associated with them.

Our prior engagement of Arthur Andersen LLP as our independent auditors during fiscal years 2000 and 2001 may adversely affect investors’ rights in this offering or our ability to make timely filings with the Securities and Exchange Commission,

      Our former auditor, Arthur Andersen LLP, issued audit reports with respect to our audited consolidated financial statements as of and for the fiscal years ended September 30, 2000 and 2001 that are incorporated by reference into this prospectus supplement. During 2002, Arthur Andersen LLP was found guilty on a federal obstruction charge and ceased practicing before the SEC. Arthur Andersen has not reissued its audit report with respect to the audited consolidated financial statements as of and for the fiscal years ended September 30, 2000 and 2001 incorporated by reference in this prospectus supplement. Furthermore, Arthur Andersen has not consented to the incorporation by reference of its audit report in this prospectus supplement. As a result, relief that may generally be available to stockholders under the federal securities laws against auditing firms may not be available as a practical matter against Andersen since it has ceased operations and has limited or no assets available for creditors.

      The SEC has said that it will continue accepting financial statements audited by Andersen as long as a reasonable effort is made to have Andersen reissue its reports and to obtain a manually signed accountant’s report from Andersen. Our access to the capital markets and our ability to make timely filings with the SEC could be impaired if the SEC ceases accepting financial statements from a prior period audited by Andersen for which we are not able to obtain a reissued audit report from Andersen. In that case, we would not be able to access the public markets unless another independent accounting firm is able to audit the financial statements originally audited by Andersen. Any delay or inability to access the public capital markets caused by these circumstances could have a material adverse effect on us.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus supplement and the documents incorporated by reference herein contain forward-looking statements that involve risks and uncertainties. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and assumptions. We use words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate” and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in “Risk Factors” and elsewhere in this prospectus supplement and the documents incorporated by reference in this prospectus supplement. You should not place undue reliance on these forward-looking statements, which reflect our view only as of the date of this prospectus supplement.

USE OF PROCEEDS

      We will not receive any of the proceeds of the offering. We have agreed to pay the expenses, other than underwriting discounts, relating to the sale of these shares.

PRICE RANGE OF COMMON STOCK

      Our common stock has been traded on the New York Stock Exchange under the symbol HZO since our initial public offering on June 3, 1998 at $12.50 per share. The following table sets forth high and low sale prices of the common stock for each calendar quarter indicated as reported on the New York Stock Exchange.

	High	Low

2001
First quarter	$9.00	$5.50
Second quarter	$9.95	$7.30
Third quarter	$9.41	$6.00
Fourth quarter	$8.63	$6.31
2002
First quarter	$12.65	$7.65
Second quarter	$15.40	$10.85
Third quarter	$14.19	$9.00
Fourth quarter	$12.95	$7.15
2003
First quarter	$13.08	$8.67
Second quarter	$14.50	$9.02
Third quarter	$15.43	$12.62
Fourth quarter (through October 29, 2003)	$16.61	$14.39

      On October 29, 2003, the closing sale price of our common stock was $16.00 per share. On October 29, 2003, there were approximately 110 record holders and approximately 2,000 beneficial owners of our common stock.

DIVIDEND POLICY

      Our policy is to retain earnings to provide funds for the operation and expansion of our business. We have not paid cash dividends on our common stock and do not anticipate that we will do so in the foreseeable future. Furthermore, our credit facility limits the payment of dividends without the consent of the lenders. The payment of dividends in the future will depend on our growth, profitability, financial condition, and other factors that our board of directors may deem relevant.

CAPITALIZATION

      The following table sets forth our short-term debt and capitalization as of June 30, 2003. This offering will have no impact on our short-term debt or capitalization because we are not receiving any of the proceeds from this offering.

June 30, 2003

(Unaudited)
(Dollars in thousands,
except share and per
share data)
Short-term debt:
Short-term borrowings	$118,000
Current maturities of long-term debt	2,347

Total short-term debt	$120,347

Long-term debt:
Long-term debt, less current portion	$20,820

Stockholders’ equity:
Preferred stock, $.001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Common stock, $.001 par value; 24,000,000 shares authorized; 15,352,066 issued and outstanding(1)	15
Additional paid-in capital	64,577
Retained earnings	93,189

Total stockholders’ equity	157,781

Total capitalization	$298,948

(1)	Excludes the following as of June 30, 2003:

•	2,393,697 shares issuable upon exercise of options outstanding under our 1998 incentive stock plan, with a weighted average exercise price of $10.29 per share;

•	665,945 shares available for future issuance under our 1998 incentive stock plan; and

•	228,669 shares issuable under our employee stock purchase plan.

SELECTED FINANCIAL DATA

      The following table contains certain financial and operating data and is qualified by the more detailed consolidated financial statements and notes thereto included elsewhere in this prospectus supplement, the accompanying prospectus, or the information incorporated by reference. The balance sheet data as of September 30, 2002 and the statement of operations data for the fiscal year ended September 30, 2002 were derived from the consolidated financial statements and notes thereto that have been audited by Ernst & Young LLP, independent certified public accountants. The balance sheet data as of September 30, 1998, 1999, 2000, and 2001 and the statements of operations data for the fiscal years ended September 30, 1998, 1999, 2000, and 2001 were derived from the consolidated financial statements and notes thereto that have been audited by Arthur Andersen LLP, independent certified public accountants. The financial data shown below should be read in conjunction with the consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement. The balance sheet data as of June 30, 2002 and 2003 and the statement of operations data for the nine months ended June 30, 2002 and 2003 have been derived from our unaudited financial statements that appear elsewhere in this prospectus supplement. These unaudited financial statements include all adjustments that we consider necessary for a fair presentation of that information. These adjustments are only of a normal and recurring nature. Historical operating results are not necessarily indicative of the results that may be expected for any future period.

						Nine Months Ended
	Fiscal Year Ended September 30,					June 30,

	1998	1999	2000	2001	2002	2002	2003

						(Unaudited)

	(Dollars in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$291,182	$450,058	$550,654	$504,071	$540,716	$404,975	$444,211
Cost of sales	220,364	338,403	419,080	383,984	416,137	317,568	342,611

Gross profit	70,818	111,655	131,574	120,087	124,579	87,407	101,600
Selling, general, and administrative expenses	52,479	79,484	92,520	92,734	95,567	68,781	80,451
Non-recurring settlement (1)	15,000	—	—	—	—	—	—

Income from operations	3,339	32,171	39,054	27,353	29,012	18,626	21,149
Interest expense, net	2,212	2,040	4,127	2,396	1,264	909	1,531

Income before tax provision	1,127	30,131	34,927	24,957	27,748	17,717	19,618
Tax provision	1,705	11,978	13,534	9,608	10,683	6,821	7,553

Net income (loss)	$(577)	$18,153	$21,393	$15,349	$17,065	$10,896	$12,065

Net income (loss) per share: Diluted	$(0.05)	$1.21	$1.41	$1.01	$1.10	$0.70	$0.77

Weighted average number of shares: Diluted	11,027,949	14,964,727	15,204,182	15,238,719	15,540,973	15,519,392	15,578,372

						Nine Months Ended
	Fiscal Year Ended September 30,					June 30,

	1998	1999	2000	2001	2002	2002	2003

						(Unaudited)

	(Dollars in thousands, except share and per share data)
Other Data:
Number of retail locations(2)	40	51	52	53	59	57	62
Sales per store(3)(5)	$11,269	$12,938	$14,056	$12,382	$12,273	$9,325	$8,766
Same-store sales growth(4)(5)	18%	18%	20%	(9)%	3%	0%	2%

	September 30,					June 30,

	1998	1999	2000	2001	2002	2002	2003

Balance Sheet Data:
Working capital	$29,080	$28,353	$40,853	$47,447	$55,426	$41,094	$59,940
Total assets	150,458	235,751	231,330	264,490	301,146	321,125	342,369
Long-term debt (including current portion)(6)	3,692	7,520	6,280	8,640	21,765	14,176	23,167
Total stockholders’ equity	66,335	90,234	112,340	127,693	145,190	138,956	157,781

(1)	On March 12, 1998, we and Brunswick entered into a Settlement Agreement under which Brunswick agreed not to challenge the change in control provisions of the acquired companies dealership agreements and we agreed to pay Brunswick $15.0 million.

(2)	Includes only those retail locations open at period end.

(3)	Includes only those stores open for the entire preceding 12- or nine-month period, respectively.

(4)	New and acquired stores are included in the comparable base at the end of the store’s thirteenth month of operations.

(5)	A store is one or more retail locations that are adjacent or operate as one entity.

(6)	Amount excludes our short-term borrowings for working capital and inventory financing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read this discussion together with the financial statements and other financial information included in this prospectus or the information incorporated by reference.

      We are the largest recreational boat retailer in the United States with fiscal 2002 revenue exceeding $540 million. Through 66 retail locations in 15 states, we sell new and used recreational boats and related marine products, including engines, trailers, parts, and accessories. We also arrange related boat financing, insurance, and extended warranty contracts; provide boat repair and maintenance services; and offer yacht and boat brokerage services.

      We derive our revenue from selling new and used recreational boats and related marine products; arranging third-party financing, insurance, and extended warranty products; providing boat repair and maintenance services; and offering boat and yacht brokerage services. Revenue from boat or related marine product sales, boat repair and maintenance services, and boat or yacht brokerage services is recognized at the time the product is delivered to the customer or the service is completed. Revenue earned by us for arranging financing, insurance, and extended warranty products is recognized at the later of customer acceptance of the service contract terms as evidenced by contract execution, or when the related boat sale is recognized.

      Cost of sales generally includes the cost of the recreational boat or other marine product, plus any additional labor, parts, or consumables used in providing maintenance, repair, and rigging services.

      MarineMax was incorporated in January 1998. We have significantly expanded our operations through the acquisition of 20 recreational boat dealers, two boat brokerage operations, and one full-service yacht repair facility since our formation. As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

      In September 2003, we acquired substantially all of the assets and assumed certain liabilities of Killinger Marine Center, Inc. and Killinger Marine Center of Alabama, Inc., a privately held boat dealership with locations in Ft. Walton Beach and Pensacola, Florida and Gulf Shores, Alabama, for approximately $2.3 million in cash.

      In June 2003, we acquired substantially all the assets and assumed certain liabilities of Sundance Marine, Inc., a privately held boat dealership with locations in Denver and Grand Junction, Colorado, for approximately $3.3 million in cash. The acquisition resulted in the recognition of approximately $2.6 million in goodwill, including acquisition costs. The asset purchase agreement contains an earn out provision, that will impact the final purchase price annually, based on the future profits of the region through September 2008, assuming certain conditions and provisions are met. Sundance Marine has been included in our condensed consolidated financial statements since the date of acquisition.

      During the fiscal year ended September 30, 2002, we completed the acquisition of two recreational boat dealers. During April 2002, we acquired the net assets, including the owned sales and marina facilities, and assumed certain liabilities of Gulfwind Marine Partners, Inc. and affiliates, a privately held boat dealership with locations in Sarasota, Venice, and Cape Haze, Florida, for approximately $16 million in cash. During July 2002, we acquired substantially all of the assets and assumed certain liabilities of Seaside Marine, Inc., a privately held boat dealership in San Diego, California, for approximately $100,000 in cash including acquisition costs. These acquisitions were accounted for under the purchase method of accounting.

      During the fiscal year ended September 30, 2001, we completed the acquisition of one full-service yacht repair facility. We acquired the net assets, including the assumption of certain liabilities and related property and buildings, for approximately $5.6 million in cash, including acquisition costs. The acquisition was accounted for under the purchase method of accounting.

      During the fiscal year ended September 30, 2000, we completed the acquisition of two recreational boat dealers. We acquired the net assets and assumed or retired certain liabilities, including the outstanding floorplan obligations related to new boat inventories, for approximately $4.8 million in cash, including acquisition costs. These acquisitions were accounted for under the purchase method of accounting.

Application of Critical Accounting Policies

      We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported and expected financial results.

      In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

      We recognize revenue from boat, motor, and trailer sales, and parts and service operations at the time the boat, motor, trailer, or part is delivered to or accepted by the customer or service is completed. We recognize commissions earned from a brokerage sale at the time the related brokerage transaction closes. Commissions earned by us for placing notes with financial institutions in connection with customer boat financing are recognized when the related boat sales are recognized. Marketing fees earned on credit life, accident, and disability and hull insurance products sold by third-party insurance companies are also recognized when the related boat sale is recognized. Commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies are recognized at the later of customer acceptance of the service contract terms as evidenced by contract execution, or when the related boat sale is recognized.

Vendor Consideration Received

      In November 2002, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on Issue No. 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor.” EITF 02-16 establishes the accounting standards for the recognition and measurement of cash consideration paid by a vendor to a reseller. EITF 02-16 is effective for interim period financial statements beginning after December 15, 2002, with early adoption permitted.

      In March 2003, the EITF revised certain provisions of its previously reached conclusions on EITF 02-16 and provided additional transitional guidance. EITF 02-16 does not provide for restatement or reclassification of prior year amounts; rather it requires prospective application for new or modified agreements entered into subsequent to December 31, 2002. We have determined that EITF 02-16 will impact our accounting for certain consideration received from vendors beginning July 1, 2003 with the renewal of and amendments to our dealer agreements with the manufacturers of our products. While we are finalizing our analysis as to the quarterly financial impact on our financial statements, we have noted

that EITF 02-16 will require us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders.

Inventories

      New and used boat inventories are stated at the lower of cost, determined on a specific-identification basis, or market. Parts and accessories are stated at the lower of cost, determined on the first-in, first-out basis, or market. If the carrying amount of our inventory exceeds its fair value, we reduce the carrying amount to reflect fair value. We utilize our historical experience and current sales trends as the basis for our lower of cost or market analysis. If events occur and market conditions change, causing the fair value to fall below carrying value, further reductions may be required.

Valuation of Goodwill and Other Tangible Assets

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances.

      In addition to this initial assessment, we assess the impairment of identifiable intangible assets and goodwill at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of an identifiable intangible asset or goodwill exceeds its fair value, we would recognize an impairment loss. We measure any potential impairment based on various business valuation methodologies, including a projected discounted cash flow method. We have completed the transitional goodwill impairment test, which resulted in no impairment of goodwill. We have also completed the annual goodwill impairment test during fiscal 2003, which resulted in no impairment of goodwill. We will continue to test goodwill for impairment at least annually and if events occur and circumstances change, causing a fair value below the carrying amount, impairment losses may be recognized in the future. Identifiable intangible assets and net goodwill amounted to $52.2 million as of June 30, 2003.

Results of Operations

      The following table sets forth certain financial data as a percentage of revenue for the periods indicated:

	Fiscal Year Ended September 30,						Nine Months Ended June 30,

	2000		2001		2002		2002		2003

							(Unaudited)
	(Dollars in thousands)
Revenue	$550,654	100.0%	$504,071	100.0%	$540,716	100.0%	$404,975	100.0%	444,211	100.0%
Cost of sales	419,080	76.1%	383,984	76.2%	416,137	77.0%	317,568	78.4%	342,611	77.1%

Gross profit	131,574	23.9%	120,087	23.8%	124,579	23.0%	87,407	21.6%	101,600	22.9%
Selling, general, and administrative expenses	92,520	16.8%	92,734	18.4%	95,567	17.7%	68,781	17.0%	80,451	18.1%
Income from operations	39,054	7.1%	27,353	5.4%	29,012	5.3%	18,626	4.6%	21,149	4.8%
Interest expense, net	4,127	0.8%	2,396	0.4%	1,264	0.2%	909	0.2%	1,531	0.3%

Income before tax provision	34,927	6.3%	24,957	5.0%	27,748	5.1%	17,717	4.4%	19,618	4.4%
Income tax provision	13,534	2.5%	9,608	1.9%	10,683	2.0%	6,821	1.7%	7,553	1.7%

Net Income	$21,393	3.9%	$15,349	3.0%	$17,065	3.1%	$10,896	2.7%	12,065	2.7%

Nine Months Ended June 30, 2003 Compared to Nine Months Ended June 30, 2002

      Revenue. Revenue increased $39.2 million, or 9.7%, to $444.2 million for the nine-month period ended June 30, 2003 from $405.0 million for the nine-month period ended June 30, 2002. The increase was due to $8.5 million of revenue attributable to a 2.0% increase in same-store sales and $30.7 million of revenue generated from stores opened or acquired that are not eligible for inclusion in the same-store sales base. The same-store sales increase was largely due to the timing of certain yacht sales, revenue from our new product lines, and increased sales of our finance and insurance, parts and service products.

      Gross Profit. Gross profit increased $14.2 million, or 16.2%, to $101.6 million for the nine-month period ended June 30, 2003 from $87.4 million for the nine-month period ended June 30, 2002. Gross profit margin as a percentage of revenue increased to 22.9% in 2003 from 21.6% in 2002. The increase in gross profit margin over the prior year is reflective of the gross margin reductions to reduce inventory levels, in the prior year, due to the events of September 11, 2001. Additionally, in the current year, we expanded our sales of products that typically carry higher gross margins, including finance, insurance, parts, and services products.

      Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $11.7 million, or 17.0%, to $80.5 million for the nine-month period ended June 30, 2003 from $68.8 million for the nine-month period ended June 30, 2002. Selling, general, and administrative expenses as a percentage of revenue increased to 18.1% in 2003 from 17.0% in 2002. The increase in selling, general, and administrative expenses was primarily attributable to additional costs associated with marketing and maintaining or expanding our existing operations.

      Interest Expense, Net. Interest expense, net increased $600,000, or 68.4%, to $1.5 million for the nine-month period ended June 30, 2003 from $900,000 for the nine-month period ended June 30, 2002. Interest expense, net as a percentage of revenue, increased to 0.3% in 2003 from 0.2% in 2002. The increase in total interest charges was the result of increased long-term borrowings associated with mortgages on facilities and equipment, partially offset by a more favorable interest rate environment.

      Income Tax Provision. Income taxes increased $700,000, or 10.7%, to $7.5 million for the nine-month period ended June 30, 2003 from $6.8 million for the nine-month period ended June 30, 2002. Our effective income tax rate remained constant at 38.5%.

Fiscal Year Ended September 30, 2002 Compared to Fiscal Year Ended September 30, 2001

      Revenue. Revenue increased $36.6 million, or 7.2%, to $540.7 million for the fiscal year ended September 30, 2002 from $504.1 million for the fiscal year ended September 30, 2001. Of this increase, $23.1 million was attributable to stores not eligible for inclusion in the comparable store base and $13.5 million was attributable to 3% growth in comparable stores sales in 2002. We believe the increase in comparable store sales in fiscal 2002 resulted primarily from our focus on our core retailing strategies of customer service and delivering a family-oriented boating experience.

      Gross Profit. Gross profit increased $4.5 million, or 3.7%, to $124.6 million for the fiscal year ended September 30, 2002 from $120.1 million for the fiscal year ended September 30, 2001. Gross profit margin as a percentage of revenue decreased to 23.0% in 2002 from 23.8% in 2001. The decrease was attributable to a proportionate increase in sales of larger boats, which historically carry lower gross profits and downward pressure on the selling price of our boats due to softer economic and market conditions. This decline was partially offset by an increase in parts and service revenue and commissions/ marketing fees received on certain finance and insurance products, which generally yield higher gross margins than boat sales.

      Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $2.8 million, or 3.1%, to $95.6 million for the fiscal year ended September 30, 2002 from $92.7 million for the fiscal year ended September 30, 2001. Selling, general, and administrative expenses as a percentage of revenue decreased to 17.7% in 2002 from 18.4% in 2001. The decrease in selling, general, and administrative expenses as a percentage of revenue is attributable to our cost-containment initiatives, including workforce reductions, resulting in a stronger leveraging of our operating structure and approximately $1.0 million from the elimination of goodwill amortization, which represents the impact of adopting SFAS 142, partially offset by the acquisition of Gulfwind Marine, which currently operates at a lower operating margin than the rest of our company.

      Interest Expense, Net. Interest expense, net decreased $1.1 million, or 47.2%, to $1.3 million for the fiscal year ended September 30, 2002 from $2.4 million for fiscal year ended September 30, 2001. Interest expense, net as a percentage of revenue, decreased to 0.2% in 2002 from 0.5% in 2001. The decrease in total interest charges was the result of a more favorable interest rate environment, partially offset by an increase in long term borrowings or mortgages placed on new and acquired facilities.

      Income Tax Provision. Income taxes increased $1.1 million, or 11.2%, to $10.7 million for the fiscal year ended September 30, 2002 from $9.6 million for fiscal year ended September 30, 2001. Our effective tax rate remained constant at 38.5% in 2002 and 2001.

Fiscal Year Ended September 30, 2001 Compared to Fiscal Year Ended September 30, 2000

      Revenue. Revenue decreased $46.6 million, or 8.5%, to $504.1 million for the fiscal year ended September 30, 2001 from $550.7 million for the fiscal year ended September 30, 2000. The decrease was attributable to a decline in the economic environment in the current year and adverse weather conditions in certain of our operating regions. These factors resulted in a 9% decline in same-store sales, or a revenue decrease of $49.8 million, partially offset by, $3.2 million related to stores not eligible for inclusion in the comparable-store base.

      Gross Profit. Gross profit decreased $11.5 million, or 8.7%, to $120.1 million for the fiscal year ended September 30, 2001 from $131.6 million for the fiscal year ended September 30, 2000. Gross profit margin as a percentage of revenue decreased from 23.9% to 23.8% from fiscal 2000 to 2001. The slight decrease in gross profit margin was attributable to an increase in the sale of larger products, which historically yield lower gross profits per unit and downward pressure on the sales price of our products due to the generally worse economic environment. The decrease in gross profit margin was partially offset by an increase in service and finance and insurance income. These products historically yield higher gross profits.

      Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased approximately $200,000, or 0.2%, to $92.7 million for the fiscal year ended September 30, 2001 from $92.5 million for the fiscal year ended September 30, 2000. Selling, general, and administrative expenses as a percentage of revenue increased to 18.4% in fiscal 2001 from 16.8% in fiscal 2000. The increase in selling, general, and administrative expenses as a percentage of revenue is attributable to a weaker leveraging of the operating expense structure, due to the decrease in revenue. Additionally, while our service operations yield higher gross profits they also carry a higher selling, general and administrative expense structure.

      Interest Expense, Net. Interest expense, net decreased approximately $1.7 million, or 41.5%, to $2.4 million for the fiscal year ended September 30, 2001 from $4.1 million for the fiscal year ended September 30, 2000. Interest expense, net as a percentage of revenue, decreased to 0.4% in 2001 from 0.7% in 2000. The decrease in total interest charges was the result of a more favorable interest rate environment during the year ended September 2001 versus 2000 and changes in our product mix.

      Income Tax Provision. Income taxes decreased $3.9 million, or 29.0%, to $9.6 million for the fiscal year ended September 30, 2001 from $13.5 million for the fiscal year ended September 30, 2000. Our effective income tax rate remained relatively constant at 38.5% in 2001 and 38.7% in 2000.

Quarterly Data and Seasonality

      The following table sets forth certain unaudited quarterly financial data for each of our last eight quarters. The information has been derived from unaudited financial statements that we believe reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of such quarterly financial information.

      The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2001	2001	2002	2002	2002	2002	2003	2003

	(Unaudited)
	(Dollars in thousands, except share and per share data)
Revenue	$110,376	$100,585	$133,794	$170,595	$135,742	$97,975	$159,063	$187,173
Cost of sales	79,525	80,870	106,233	130,466	98,568	74,320	124,822	143,469

Gross profit	30,851	19,715	27,561	40,129	37,174	23,655	34,241	43,704
Selling, general, and administrative expenses	22,501	19,803	21,852	27,126	26,786	23,802	27,370	29,278

Income (loss) from operations	8,350	(88)	5,709	13,003	10,388	(147)	6,871	14,426
Interest expense, net	796	167	264	478	355	633	216	683

Income (loss) before tax provision	7,554	(255)	5,445	12,525	10,033	(780)	6,655	13,743
Tax provision (benefit)	2,908	(97)	2,096	4,822	3,862	(300)	2,562	5,291

Net income (loss)	$4,646	$(158)	$3,349	$7,703	$6,171	$(480)	$4,093	$8,452

Net income (loss) per share:
Diluted	$0.30	$(0.01)	$0.22	$0.49	$0.40	$(0.03)	$0.26	$0.54

Weighted average number of shares:
Diluted	15,255,303	15,246,459	15,523,479	15,780,582	15,588,763	15,537,053	15,541,897	15,656,203

Liquidity and Capital Resources

      Our cash needs are primarily for working capital to support operations, including new and used boat and related parts inventories, off-season liquidity, and growth through acquisitions and new store openings. These cash needs have historically been financed with cash from operations and borrowings under credit facilities. We depend upon dividends and other payments from our consolidated operating subsidiaries to fund our obligations and meet our cash needs. Currently, no agreements exist that restrict this flow of funds.

      We generated cash flows from operating activities of approximately $4.2 million during the fiscal year ended September 30, 2002 and $23.1 million during the nine-month period ended June 30, 2003. In addition to net income, cash provided by operating activities was due primarily to inventory management, including the management of inventory financing.

      Cash flows used in investing activities was approximately $22.3 million during the fiscal year ended September 30, 2002 and $10.0 million during the nine-month period ended June 30, 2003. Cash used in investing activities was primarily attributable to cash used in business acquisitions and to purchase property and equipment associated with opening new or improving existing retail facilities.

      Cash flows provided by financing activities was approximately $12.4 million during the fiscal year ended September 30, 2002, which reflects the proceeds from borrowing on long-term debt and mortgages and partially offset by repayments on long-term debt. Cash flows used in financing activities was approximately $1.3 million during the nine-month period ended June 30, 2003, and was primarily attributable to repayments on long-term debt.

      As of June 30, 2003, our indebtedness totaled approximately $141.2 million, of which approximately $23.2 million was associated with our real estate holdings and $118.0 million was associated with financing our inventory and working capital needs.

      In December 2001, we entered into a revolving credit facility that provides a line of credit with asset-based borrowing availability of up to $220 million. The facility also allows us $20 million in traditional floorplan borrowings. The facility, which has a three-year term with two one-year renewal options, replaces four separate line of credit facilities. In November 2002, we exercised one of the two one-year renewal options, which the bank approved, extending the maturity date to December 2005. The facility accrues interest at a rate of LIBOR plus 175 to 260 basis points, which shall be determined in accordance with a performance pricing grid, as defined in the credit agreement. Borrowings under the facility are pursuant to a borrowing base formula and are used primarily for working capital and inventory financing. The terms and conditions of the facility are similar to the terms and conditions of the prior separate line of credit facilities.

      During the fiscal years ended September 30, 2000, 2001, 2002 and the nine-month period ended June 30, 2003, we completed the acquisition of six marine retail operations. We acquired the net assets, related property, and buildings and assumed or retired certain liabilities, including the outstanding floorplan obligations related to new boat inventories, for approximately $29.8 million in cash, including acquisition costs.

      Except as specified in this “Management’s Discussion and Analysis of Financial Condition, and Results of Operations” and in the attached consolidated financial statements, we have no material commitments for capital for the next 12 months. We believe that our existing capital resources will be sufficient to finance our operations for at least the next 12 months, except for possible significant acquisitions.

Contractual Commitments and Commercial Commitments

      The following table sets forth a summary of our material contractual obligations and commercial commitments as of June 30, 2003:

	Line of	Long-Term	Operating
Year Ending September 30,	Credit	Debt	Leases	Total

	(Dollars in thousands)
2003	$118,000 (1)	$577	$999	$119,576	(1)
2004	—	2,374	2,946	5,320
2005	—	2,485	1,936	4,421
2006	—	2,602	1,450	4,052
2007	—	2,639	1,240	3,879
Thereafter		12,490	2,101	14,591

Total	$118,000	$23,167	$10,672	$151,839

(1)	Amount represents our short-term borrowings for working capital and inventory financing.

BUSINESS

General

      We are the largest recreational boat dealer in the United States. Through 66 retail locations in Alabama, Arizona, California, Colorado, Delaware, Florida, Georgia, Minnesota, Nevada, New Jersey, North Carolina, Ohio, South Carolina, Texas, and Utah, we sell new and used recreational boats, including pleasure boats (such as sport boats, sport cruisers, sport yachts, and yachts) ski boats, and fishing boats, with a focus on premium brands in each segment. We also sell related marine products, including engines, trailers, parts, and accessories. In addition, we arrange related boat and yacht financing, insurance, and extended service contracts; provide repair and maintenance services; and offer boat and yacht brokerage services.

      We are the nation’s largest retailer of Sea Ray, Boston Whaler, Meridian, and Hatteras recreational boats and yachts. Sales of new Sea Ray, Boston Whaler, Meridian, and Hatteras recreational boats and yachts, each of which is manufactured by Brunswick Corporation, accounted for approximately 65%, of our revenue in fiscal 2002. Brunswick is the world’s largest manufacturer of marine products and marine engines. We believe our sales represented in excess of 11% of all Brunswick marine sales, including approximately 33% of its new Sea Ray boat sales, during our 2002 fiscal year. Each of our principal operating subsidiaries is a party to a dealer agreement with Brunswick covering Sea Ray products and is the exclusive dealer of Sea Ray boats in its geographic market. We also have the right to sell Hatteras Yachts throughout the state of Florida (excluding the Florida panhandle) and the state of Texas, as well as the distribution rights for Hatteras products over 82 feet for North and South America, the Caribbean, and the Bahamas. In August 2002, we were awarded the Meridian Yacht distribution rights to most of our geographic markets, excluding Arizona, California, Colorado, Nevada, and Utah.

U.S. Recreational Boating Industry

      We believe that total U.S. recreational boating sales generated $30.3 billion in revenue in calendar 2002, including retail sales of new and used recreational boats; marine products, such as engines, trailers, parts, and accessories; and related boating expenditures, such as fuel, insurance, docking, storage, and repairs. We believe that retail sales of new boats, engines, trailers, and accessories accounted for approximately $13.6 billion of such sales in 2002. Retail recreational boating sales were $17.9 billion in the late 1980s, but declined to a low of $10.3 billion in 1992. We believe this decline can be attributed to several factors, including a recession, the Gulf War, and the imposition throughout 1991 and 1992 of a luxury tax on boats sold at prices in excess of $100,000. The luxury tax was repealed in 1993.

      Sales in the recreational boat industry are impacted significantly by other recreational opportunities; economic factors, including general economic conditions, consumer income and wealth levels, tax law changes, and fuel prices; and demographics. The share of recreational dollars that U.S. consumers spend on boating declined from 3.1% in 1988, the boating industry’s peak year, to 2.0% in 1996. We believe that the decline in boating is attributable to poor customer service throughout the industry, lack of boater education, and the perception that boating is time consuming, costly, and difficult.

      Most of our consumers are in the 35 to 54 age group. Although this age group accounts for approximately 38% of the U.S. population over age 16, they account for over 50% of discretionary income and represent the fastest growing segment of the U.S. population.

      The recreational boat retail market remains highly fragmented with little consolidation having occurred to date. We believe that many boat retailers are encountering increased pressure from boat manufacturers to improve their levels of service and systems, increased competition from larger national retailers in certain product lines, and, in certain cases, business succession issues.

Strategy

      Our goal is to enhance our position as the nation’s leading recreational boat dealer. Key elements of our strategy include the following:

      Emphasizing Customer Satisfaction and Loyalty. We seek to achieve a high level of customer satisfaction and establish long-term customer loyalty by creating an overall enjoyable boating experience beginning with a negotiation-free purchase process. We further enhance and simplify the purchase process by helping to arrange financing and insurance at our retail locations with competitive terms and streamlined turnaround. We offer the customer a thorough in-water orientation of boat operations where available, as well as ongoing boat safety, maintenance, and use seminars and demonstrations for the customer’s entire family. We also continue our customer service after the sale by leading and sponsoring MarineMax Getaways! group boating trips to various destinations, rendezvous gatherings, and on-the-water organized events to provide our customers with pre-arranged opportunities to enjoy the pleasures of the boating lifestyle. We also endeavor to provide superior maintenance and repair services, often through mobile service at the customer’s wet slip and with extended service department hours and emergency service availability, that minimize the hassles of boat maintenance.

      Implementing Best Practices. We implement the “best practices” of our acquired dealers as appropriate throughout our dealerships. As an example, we have implemented the no-haggle sales approach at each of our dealerships. Under the MarineMax Value-Price approach, we sell our boats at posted prices, generally representing a discount from the manufacturer’s suggested retail price, thereby eliminating the anxieties of price negotiations that occur in most boat purchases. In addition, we adopt, where beneficial, the best practices of our acquired dealers in terms of location, design, and layout, product purchases, maintenance and repair services (including extended service hours and mobile or dockside services), product mix, employee training, and customer education and services.

      Achieving Operating Efficiencies and Synergies. We strive to increase the operating efficiencies of and achieve certain synergies among our dealerships in order to enhance internal growth and profitability. We centralize various aspects of certain administrative functions at the corporate level, such as accounting, finance, insurance coverage, employee benefits, marketing, strategic planning, legal support, purchasing and distribution, and management information systems. Centralization of these functions reduces duplicative expenses and permits the dealerships to benefit from a level of scale and expertise that would otherwise be unavailable to each dealership individually. We also seek to realize cost savings from reduced inventory carrying costs as a result of purchasing boat inventories on a national level and directing boats to dealership locations that can more readily sell such boats; lower financing costs through our credit facilities; and volume purchase discounts and rebates for certain marine products, supplies, and advertising. The ability of our retail locations to offer the complementary services of our other retail locations, such as offering customer excursion opportunities, providing maintenance and repair services at the customer’s boat location, and giving access to a larger inventory, increases the competitiveness of each retail location. By centralizing these types of activities, our store managers have more time to focus on the customer and the development of their teams.

      Emphasizing Employee Training and Development. To promote continued internal growth, we devote substantial efforts to train our employees to understand our core retail philosophies, which focus on making the purchase of a boat and its subsequent use as hassle-free and enjoyable as possible. Through our MarineMax University, or MMU, we teach our retail philosophies to existing and new employees at various locations and online, through MMU-online. MMU is a modularized and instructor-led educational program that focuses on our retailing philosophies and provides instruction on such matters as the sales process, customer service, F&I, accounting, leadership, and human resources.

      Opening New Facilities. We intend to continue to establish additional retail facilities in our existing and new territories. We believe that the demographics of our existing geographic territories support the opening of additional facilities, and we have opened 13 new retail facilities, excluding those opened on a temporary basis for a specific purpose, since our formation in January 1998. We also plan to reach new customers by expanding various innovative retail formats developed by us, such as mall stores and floating retail facilities. Our mall store concept is unique to the boating industry and is designed to draw mall traffic, thereby providing exposure to boating for the non-boating public as well as displaying our new product offerings to boating enthusiasts. Floating retail facilities place the sales facility, with a customer reception area and sales offices, on or anchored to a dock in a marina and use adjacent boat slips to display our new and used boats in areas of high boating activity. We continually monitor the performance of our retail locations and close retail locations that do not meet our expectations or that were opened for a specific purpose that is no longer relevant. Since March 1998, we have closed eight retail locations, excluding those opened on a temporary basis for a specific purpose.

      Offering Additional Product Lines and Services. We plan to continue to offer additional product lines and services throughout our dealerships or, when appropriate, in selected dealerships. We are offering throughout our dealerships product lines that previously have been offered only at certain of our locations. We also may obtain additional product lines through the acquisition of distribution rights directly from manufacturers and the acquisition of dealerships with distribution rights. For example, we added the Boston Whaler product line in fiscal 1997; Hatteras, Supra, and Azimut product lines in fiscal 1999; Sport-Craft product lines in fiscal 2000; and Sea Hunt and MB Sports product lines in fiscal 2001. We added Meridian Yachts and Grady White and expanded our Hatteras Yachts and Tracker Marine relationship in fiscal 2002. In addition, in fiscal 2002, we increased our used boat sales and yacht brokerage services through an increased emphasis on these activities, cooperative efforts among our dealerships, and the use of the Internet. We also plan to offer enhanced financing programs designed to better serve customers and thereby increase sales and improve profitability.

      Pursuing Strategic Acquisitions. We capitalize upon the significant consolidation opportunities available in the highly fragmented recreational boat dealer industry by acquiring independent dealers and improving their performance and profitability through the implementation of our operating strategies. The primary acquisition focus is on well-established, high-end recreational boat dealers in geographic markets not currently served by us, particularly geographic markets with strong boating demographics, such as areas within the coastal states and the Great Lakes region. We also may seek to acquire boat dealers that, while located in attractive geographic markets, have not been able to realize favorable market share or profitability and that can benefit substantially from our systems and operating strategies. We may expand our range of product lines, service offerings, and market penetration by acquiring companies that distribute recreational boat product lines or boating-related services different from those we currently offer. As a result of the considerable industry experience and relationships of our management team, we believe we are well positioned to identify and evaluate acquisition candidates and assess their growth prospects, the quality of their management teams, their local reputation with customers, and the suitability of their locations. We believe we are regarded as an attractive acquiror by boat dealers because of (1) the historical performance and the experience and reputation of our management team within the industry; (2) our decentralized operating strategy, which generally enables the managers of an acquired dealer to continue their involvement in dealership operations; (3) the ability of management and employees of an acquired dealer to participate in our growth and expansion through potential stock ownership and career advancement opportunities; and (4) the ability to offer liquidity to the owners of acquired dealers through the receipt of common stock or cash. Brunswick has agreed to cooperate in good faith with us and not to unreasonably withhold its consent to the acquisition by us each year of Sea Ray boat dealers with aggregate total revenue not exceeding 20% of our revenue in our prior fiscal year to the extent such Sea Ray dealers desire to be acquired by us and subject to the maximum purchase restrictions as further described in “Business — Brunswick Agreement Relating to Acquisitions.”

      Utilization of the Internet. Our web initiative, MarineMax.com, provides customers with the ability to learn more about our company and our products. Our website generates direct sales and provides our stores leads to potential customers for new and used boats and brokerage services. We also plan to expand our ability to offer financing and parts and accessories on our website.

      Promoting Brand Name Recognition and the MarineMax Connection. We are promoting our brand name recognition to take advantage of our status as the nation’s only coast-to-coast marine retailer. This strategy also recognizes that many existing and potential customers who reside in Northern markets and vacation for substantial periods in Southern markets will prefer to purchase and service their boats from the same well-known company. We refer to this strategy as the “MarineMax Connection.” As a result, our signage emphasizes the MarineMax name at each of our locations, and we have increased our national advertising in various print and other media.

      Operating with Decentralized Management. We maintain a generally decentralized approach to the operational management of our dealerships. The decentralized management approach takes advantage of the extensive experience of local managers, enabling them to implement policies and make decisions, including the appropriate product mix, based on the needs of the local market. Local management authority also fosters responsive customer service and promotes long-term community and customer relationships. In addition, the centralization of certain administrative functions at the corporate level enhances the ability of local managers to focus their efforts on day-to-day dealership operations and the customers.

      Utilizing Technology Throughout Operations. We believe that our management information system, which currently is being utilized by each operating subsidiary and was developed over a number of years through cooperative efforts with a common vendor, enhances our ability to integrate successfully the operations of our operating subsidiaries and future acquired dealers. The system facilitates the interchange of information and enhances cross-selling opportunities throughout our company. The system integrates each level of operations on a company-wide basis, including purchasing, inventory, receivables, financial reporting, budgeting, and sales management. The system also provides sales representatives with prospect and customer information that aids them in tracking the status of their contacts with prospects, automatically generates follow-up correspondence to such prospects, facilitates the availability of a particular boat company-wide, locates boats needed to satisfy a particular customer request, and monitors the maintenance and service needs of customers’ boats. Our representatives also utilize the computer system to assist in arranging customer financing and insurance packages. Our managers use a web-based tool to access essentially all financial and operational data from anywhere at any time.

Products and Services

      We offer new and used recreational boats and related marine products, including engines, trailers, parts, and accessories. While we sell a broad range of new and used boats, we focus on premium brand products. In addition, we assist in arranging related boat financing, insurance, and extended service contracts; provide boat maintenance and repair services; and offer boat brokerage services.

     New Boat Sales

      We primarily sell recreational boats, including pleasure boats (such as sport boats, sport cruisers, sport yachts, and yachts) and fishing boats. The principal products we offer are manufactured by Brunswick, the leading worldwide manufacturer of recreational boats, including Sea Ray pleasure boats, Boston Whaler fishing boats, Meridian Yachts, and Hatteras Yachts. In fiscal 2002, approximately 65% of our revenue was derived from the sale of new boats manufactured by Brunswick. We believe that we represent approximately 33% of Sea Ray’s new boat sales and in excess of 11% of all of Brunswick’s marine product sales during that period. Certain of our dealerships also sell luxury yachts, fishing boats, ski boats, and pontoon boats provided by other manufacturers. During fiscal 2002, new boat sales accounted for approximately 68% of our revenue.

      We offer recreational boats in most market segments, but have a particular focus on premium quality pleasure boats and yachts. Given our locations in some of the more affluent, offshore boating areas in the United States and emphasis on high levels of customer service, we sell a relatively higher percentage of large recreational boats, such as yachts and sport cruisers. We believe that the product lines we offer are among the highest quality within their respective market segments, with well-established trade-name recognition and reputations for quality, performance, and styling.

      The following table is illustrative of the range of new boats that we offer, but is not all inclusive:

	Number			Manufacturer Suggested
Product Line and Trade Name	of Models	Overall Length		Retail Price Range

Motor Yachts and Convertibles
Hatteras Motor Yachts	9	639 to 1009	+	$2,300,000 to $8,000,000	+
Hatteras Convertibles	9	509 to 909		1,000,000 to 6,000,000	+
Pleasure Boats
Sea Ray Yachts	6	509 to 689		850,000 to 3,100,000
Sea Ray Sport Yachts	10	369 to 489		320,000 to 950,000
Sea Ray Sport Cruisers	9	269 to 349		65,000 to 230,000
Sea Ray Sport Boats	15	179 to 279		18,000 to 81,500
Fishing Boats
Boston Whaler	16	129 to 299		5,000 to 190,000

      Motor Yachts and Convertibles. Hatteras Yachts is one of the world’s premier yacht builders. The Hatteras fleet is one of the most extensive serving the luxury megayacht segment of the market, with configurations for cruising and sport fishing. All Hatteras models include state-of-the-art designs with live-aboard luxury. The motor yacht series, ranging from 63 feet to over 100 feet, offers a flybridge with extensive guest seating; covered aft deck, which may be fully or partially enclosed, providing the boater with additional living space; an elegant salon; and multiple staterooms for accommodations. The convertibles are primarily fishing vessels, which are well equipped to meet the needs of even the most serious tournament-class competitor. Ranging from 50 feet to 90 feet, Hatteras convertibles feature interiors that offer luxurious salon/galley arrangements, multiple staterooms with private heads, and a cockpit that includes a bait and tackle center, fishbox, and freezer.

      Pleasure Boats. Sea Ray pleasure boats target both the luxury and the family recreational boating markets. Sea Ray sport yachts and yachts serve the luxury segment of the recreational boating market and include top-of-the-line living accommodations with a salon, a fully equipped galley, and multiple staterooms. The sport yachts and yachts come in a variety of configurations, including aft cabin, bridge cockpit, and express cruiser models, to suit each customer’s particular recreational boating style. Sea Ray sport boat and sport cruiser models are designed for performance and dependability to meet family recreational needs and include many of the features and accommodations of Sea Ray’s sport yacht and yacht models. All Sea Ray pleasure boats feature custom instrumentation that may include an electronics package; various hull, deck, and cockpit designs that can include a swim platform, bow pulpit, and raised bridge; and various amenities, such as swivel bucket helm seats, lounge seats, sun pads, wet bars, built-in ice chests, and refreshment centers. Most Sea Ray pleasure boats feature Mercury or MerCruiser engines.

      Fishing Boats. The fishing boats we offer range from entry level models to advanced models designed for fishing and water sports in lakes, bays, and off-shore waters, with cabins with limited live-aboard capability. The fishing boats typically feature livewells, in-deck fishboxes, splash-well gates with rodholders, rigging stations, cockpit coaming pads, and fresh and saltwater washdowns.

     Used Boat Sales

      We sell used versions of the new makes and models we offer and, to a lesser extent, used boats of other makes and models generally taken as trade-ins. During fiscal 2002, used boat sales accounted for approximately 20% of our revenue, and approximately 75% of the used boats we sold were Brunswick models.

      Our used boat sales depend on our ability to source a supply of high-quality used boats at attractive prices. We acquire substantially all of our used boats through customer trade-ins. We intend to increase our used boat business as a result of the increased availability of quality used boats generated from our acquisition of used boats in our expanding sales efforts, the increasing number of used boats that are well-

maintained through our service initiatives, our ability to market used boats throughout our combined dealership network to match used boat demand, and the experience of our yacht brokerage operations. Additionally, substantially all of our used boat inventory is posted on our web site, www.MarineMax.com, which expands the awareness and availability of our products to a large audience of boating enthusiasts.

      At most of our retail locations, we offer the Sea Ray LegacyTM warranty plan available for used Sea Ray boats less than six years old. The Legacy plan applies to each qualifying used Sea Ray boat, which has passed a 48-point inspection, and provides protection against failure of most mechanical parts for up to three years. We believe that the Sea Ray Legacy warranty plan, which is only available for used Sea Ray boats purchased from a Sea Ray dealer, enhances our sales of used Sea Ray boats by motivating purchasers of used Sea Ray boats to purchase only from a Sea Ray dealer and motivating sellers of Sea Ray boats to sell through a Sea Ray dealer.

     Marine Engines and Related Marine Equipment

      We offer marine engines and propellers, substantially all of which are manufactured by Mercury Marine, a division of Brunswick. We sell marine engines and propellers primarily to retail customers as replacements for their existing engines or propellers. Mercury Marine has introduced various new engine models that reduce engine emissions to comply with current Environmental Protection Agency requirements. See “Business — Environmental and Other Regulatory Issues.” An industry leader for almost six decades, Mercury Marine specializes in state-of-the-art marine propulsion systems and accessories. Many of our operating subsidiaries have been recognized by Mercury Marine as “Platinum Dealers.” This designation is generally awarded based on meeting certain standards and qualifications.

      We also sell related marine parts and accessories, including oils, lubricants, steering and control systems, corrosion control products, engine care and service products (primarily Mercury Marine’s Quicksilver line); Kiekhaefer high-performance accessories (such as propellers) and instruments; and a complete line of boating accessories, including life jackets, inflatables, and wakeboards. We also offer novelty items, such as shirts, caps, and floormats bearing the manufacturer’s or dealer’s logo.

     Maintenance and Repair Services

      Providing customers with professional, prompt maintenance and repair services is critical to our sales efforts and contributes to our profitability. We provide maintenance and repair services at most of our retail locations, with extended service hours at certain of our locations. In addition, in many of our markets, we provide mobile maintenance and repair services at the location of the customer’s boat. We believe that this service commitment is a competitive advantage in the markets in which we compete and is critical to our efforts to provide a trouble-free boating experience. To further this commitment, in certain of our markets, we have opened stand-alone maintenance and repair facilities in locations that are more convenient for our customers and that increase the availability of such services. We also believe that our maintenance and repair services contribute to strong customer relationships and that our emphasis on preventative maintenance and quality service increases the potential supply of well-maintained boats for our used boat sales.

      We perform both warranty and non-warranty repair services, with the cost of warranty work reimbursed by the manufacturer in accordance with the manufacturer’s warranty reimbursement program. For warranty work, Brunswick reimburses a percentage of the dealer’s posted service labor rates, with the percentage varying depending on the dealer’s customer satisfaction index rating and attendance at service training courses. We derive the majority of our warranty revenue from Brunswick products, as Brunswick products comprise the majority of products sold. Certain other manufacturers reimburse warranty work at a fixed amount per repair. Because boat manufacturers permit warranty work to be performed only at authorized dealerships, we receive substantially all of the warranted maintenance and repair work required for the new boats we sell. The third-party extended warranty contracts we offer also result in an ongoing demand for our maintenance and repair services for the duration of the term of the extended warranty contract.

      Our maintenance and repair services are performed by manufacturer-trained and certified service technicians. In charging for our mechanics’ labor, many of our dealerships use a variable rate structure designed to reflect the difficulty and sophistication of different types of repairs. The percentage markups on parts are similarly based on market conditions for different parts.

     F&I Products

      At each of our retail locations, we offer our customers the ability to finance new or used boat purchases and to purchase extended service contracts and arrange insurance coverage, including credit-life, accident disability coverage, and boat property and casualty coverage (collectively, “F&I”). During fiscal 2002, fee income generated from F&I products accounted for approximately 3.0% of our revenue. We believe that our customers’ ability to obtain competitive financing quickly and easily at our dealerships complements our ability to sell new and used boats. We also believe our ability to provide customer-tailored financing on a “same-day” basis gives us an advantage over many of our competitors, particularly smaller competitors that lack the resources to arrange boat financing at their dealerships or that do not generate sufficient volume to attract the diversity of financing sources that are available to us.

      We have relationships with various national marine product lenders under which the lenders purchase retail installment contracts evidencing retail sales of boats and other marine products that are originated by us in accordance with existing pre-sale agreements between us and the lenders. These arrangements permit us to receive a portion of the finance charges expected to be earned on the retail installment contract based on a variety of factors, including the credit standing of the buyer, the annual percentage rate of the contract charged to the buyer, and the lender’s then current minimum required annual percentage rate charged to the buyer on the contract. This participation is subject to repayment by us if the buyer prepays the contract or defaults within a designated time period, usually 90 to 180 days. To the extent required by applicable state law, our dealerships are licensed to originate and sell retail installment contracts financing the sale of boats and other marine products.

      We also are able to assist our customers with the opportunity to purchase credit life insurance, credit accident and disability insurance, as well as property and casualty insurance coverage. Credit life insurance policies provide for repayment of the boat financing contract if the purchaser dies while the contract is outstanding. Accident and disability insurance policies provide for payment of the monthly contract obligation during any period in which the buyer is disabled. Property and casualty insurance covers loss or damage to the boat. We do not act as an insurance broker or agent or issue insurance policies on behalf of insurers. We, however, provide marketing activities and other related services to insurance companies and brokers for which we receive marketing fees. One of our strategies is to generate increased marketing fees by offering more competitive insurance products.

      We also offer extended service contracts under which, for a predetermined price, we provide all designated services pursuant to the service contract guidelines during the contract term at no additional charge above a deductible. While we sell all new boats with the boat manufacturer’s standard hull warranty of generally five years and standard engine warranty of generally one year, extended service contracts provide additional coverage beyond the time frame or scope of the manufacturer’s warranty. Purchasers of used boats generally are able to purchase an extended service contract, even if the selected boat is no longer covered by the manufacturer’s warranty. Generally, we receive a fee for arranging an extended service contract. Most required services under the contracts are provided by us and paid for by the third-party contract holder.

     Brokerage Services

      Through employees or subsidiaries that are licensed boat or yacht brokers, we offer boat or yacht brokerage services at most of our retail locations. For a commission, we offer for sale brokered boats or yachts, listing them on the “BUC” system, and advising our other retail locations of their availability through our integrated computer system and posting them on our web site, www.MarineMax.com. The BUC system, which is similar to a real estate multiple listing service, is a national boat or yacht listing service of approximately 900 brokers maintained by BUC International. Often sales are co-brokered, with the commission split between the buying and selling brokers. We believe that our access to potential used boat customers and methods of listing and advertising customers’ brokered boats or yachts is more extensive than is typical among brokers. In addition to generating revenue from brokerage commissions, our brokerage services also enable us to offer a broad array of used boats or yachts without increasing related inventory costs.

      Our brokerage customers generally receive the same high level of customer service as our new and used boat customers. Our waterfront retail locations enable in-water demonstrations of an on-site brokered boat. Our maintenance and repair services, including mobile service, also is generally available to our brokerage customers. The purchaser of a Sea Ray boat brokered through us also can take advantage of MarineMax Getaways! weekend and day trips and other rendezvous gatherings and in-water events, as well as boat operation and safety seminars. We believe that the array of services we offer are unique in the brokerage business.

Retail Locations

      We sell our recreational boats and other marine products and offer our related boat services through 66 retail locations in Alabama, Arizona, California, Colorado, Delaware, Florida, Georgia, Minnesota, Nevada, New Jersey, North Carolina, Ohio, South Carolina, Texas, and Utah. Each retail location generally includes an indoor showroom (including some of the industry’s largest indoor boat showrooms) and an outside area for displaying boat inventories, a business office to assist customers in arranging financing and insurance, and maintenance and repair facilities.

      Many of our retail locations are waterfront properties on some of the nation’s most popular boating locations, including the Delta Basin and Mission Bay in California; multiple locations on the Intracoastal Waterway, the Atlantic Ocean, Biscayne Bay, Naples Bay (next to the Gulf of Mexico), Tampa Bay, and the Caloosahatchee River in Florida; Lake Lanier and Lake Altoona in Georgia; Leech Lake and the St. Croix River in Minnesota; Barnegat Bay, the Delaware River, the Hudson River, Lake Hopatcong, Little Egg Harbor, and the Manasquan River in New Jersey; Lake Erie in Ohio; and Clear Lake, Lake Canroe, and Lake Lewisville in Texas. Our waterfront retail locations, most of which include marina-type facilities and docks at which we display our boats, are easily accessible to the boating populace, serve as in-water showrooms, and enable the sales force to give the customer immediate in-water demonstrations of various boat models. Most of our other locations are in close proximity to water.

      We plan to reach new customers by expanding in new locations through various innovative retail formats, such as mall stores and floating retail facilities. Our mall store concept is unique to the boating industry and is designed to draw mall traffic, thereby providing exposure to boating to the non-boating public as well as displaying our new product offerings to boating enthusiasts. Floating retail facilities place the sales facility, with a customer reception area and sales offices, on or anchored to a dock in a marina and use adjacent boat slips to display new and used boats in areas of high boating activity.

Operations

Dealership Operations and Management

      We have adopted a generally decentralized approach to the operational management of our dealerships. While certain administrative functions are centralized at the corporate level, local management is primarily responsible for the day-to-day operations of the retail locations. Each retail location is managed by a store manager, who oversees the day-to-day operations, personnel, and financial performance of the individual store, subject to the direction of a district manager, who generally has responsibility for the retail locations within a specified geographic region. Typically, each retail location also has a staff consisting of a sales manager, an F&I manager, a parts and service manager, sales representatives, maintenance and repair technicians, and various support personnel.

      We attempt to attract and retain quality employees at our retail locations by providing them with ongoing training to enhance sales professionalism and product knowledge, career advancement opportunities within a larger company, and favorable benefit packages. We maintain a formal training program, called MarineMax University or “MMU,” which provides training for employees in all aspects of our operations. Training sessions are held at our various regional locations covering a variety of topics. MMU-online offers various modules over the Internet. Highly trained, professional sales representatives are an important factor to our successful sales efforts. These sales representatives are trained at MMU to recognize the importance of fostering an enjoyable sales process, to educate customers on the operation and use of the boats, and to assist customers in making technical and design decisions in boat purchases. The overall focus of MMU is to teach our core retailing values, which focus on customer service.

      Sales representatives receive compensation primarily on a commission basis. Each store manager is a salaried employee with incentive bonuses based on the performance of the managed dealership. Maintenance and repair service managers receive compensation on a salary basis with bonuses based on the performance of their departments. Our management information system provides each store and department manager with daily financial and operational information, enabling them to monitor their performance on a daily, weekly, and monthly basis. We have a uniform, fully integrated management information system serving each of our dealerships.

     Sales and Marketing

      Our sales philosophy focuses on selling the pleasures of the boating lifestyle. We believe that the critical elements of our sales philosophy include our appealing retail locations, our no-haggle sales approach, highly trained sales representatives, high level of customer service, emphasis on educating the customer and the customer’s family on boat usage, and providing our customers with opportunities for boating. We strive to provide superior customer service and support before, during, and after the sale.

      Each retail location offers the customer the opportunity to evaluate a large variety of new and used boats in a comfortable and convenient setting. Our full-service retail locations facilitate a turn-key purchasing process that includes attractive lender financing packages, extended service agreements, and insurance. Many of our retail locations are located on waterfronts and marinas, which attract boating enthusiasts and enable customers to operate various boats prior to making a purchase decision.

      We sell our boats at posted value prices that generally represent a discount from the manufacturer’s suggested retail price. Our sales approach focuses on customer service by minimizing customer anxiety associated with price negotiation.

      As a part of our sales and marketing efforts, we also participate in boat shows and in-the-water sales events at area boating locations, typically held in January and February, in each of our markets and in certain locations in close proximity to our markets. These shows and events are normally held at convention centers or marinas, with area dealers renting space. Boat shows and other offsite promotions are an important venue for generating sales orders. The boat shows also generate a significant amount of interest in our products resulting in boat sales after the show.

      We emphasize customer education through one-on-one education by our sales representatives and, at some locations, our delivery captains, before and after a sale, and through in-house seminars for the entire family on boat safety, the use and operation of boats, and product demonstrations. Typically, one of our delivery captains or the sales representative delivers the customer’s boat to an area boating location and thoroughly instructs the customer about the operation of the boat, including hands-on instructions for docking and trailering the boat. To enhance our customer relationships after the sale, we lead and sponsor MarineMax Getaways! group boating trips to various destinations, rendezvous gatherings, and on-the-water organized events that promote the pleasures of the boating lifestyle. Each company-sponsored event, planned and led by a company employee, also provides a favorable medium for acclimating new customers to boating and enables us to promote actively new product offerings to boating enthusiasts.

      As a result of our relative size, we believe we have a competitive advantage within the industry by being able to conduct an organized and systematic advertising and marketing effort. Part of our marketing effort includes an integrated prospect management system that tracks the status of each sales representative’s contacts with a prospect, automatically generates follow-up correspondence, facilitates company-wide availability of a particular boat or other marine product desired by a customer, and tracks the maintenance and service needs for the customer’s boat.

     Suppliers and Inventory Management

      We purchase substantially all of our new boat inventory directly from manufacturers, which allocate new boats to dealerships based on the amount of boats sold by the dealership. We also exchange new boats with other dealers to accommodate customer demand and to balance inventory.

      We purchase new boats and other marine-related products from Brunswick, which is the world’s largest manufacturer of marine products, including Sea Ray, Boston Whaler, Baja, Hatteras, and Meridian. We also purchase new boats and other marine related products from other manufacturers, including Century, Grady White, MB Sports, Sea Hunt, Sea Pro, and Tracker Marine. In fiscal 2002, sales of new Brunswick boats accounted for 65% of our revenue. We believe our Sea Ray boat purchases represent approximately 33% of Sea Ray’s boat sales and are in excess of 11% of all Brunswick marine product sales during fiscal 2002. No other manufacturer accounted for a significant portion of our net purchases in fiscal 2002. Through operating subsidiaries, we have entered into agreements with Brunswick covering Sea Ray products.

      We typically deal with each of our manufacturers, other than Brunswick, under an annually renewable, non-exclusive dealer agreement. Manufacturers generally establish prices on an annual basis, but may change prices in their sole discretion. Manufacturers typically discount the cost of inventory and offer inventory financing assistance during the manufacturers’ slow seasons, generally October through March. To obtain lower cost of inventory, we strive to capitalize on these manufacturer incentives to take product delivery during the manufacturers’ slow seasons. This permits us to gain pricing advantages and better product availability during the selling season.

      The dealer agreements with the Sea Ray division of Brunswick do not restrict our right to sell any Sea Ray product lines or competing products. Arrangements with certain other manufacturers may restrict our right to offer some product lines in certain markets.

      We transfer individual boats among our retail locations to fill customer orders that otherwise might take substantially longer to fill from the manufacturer. This reduces delays in delivery, helps us maximize inventory turnover, and assists in minimizing potential overstock or out-of-stock situations. We actively monitor our inventory levels to maintain levels appropriate to meet current market demands. We are not bound by contractual agreements governing the amount of inventory that we must purchase in any year from any manufacturer, but the failure to purchase at agreed upon levels may result in the loss of certain manufacturer incentives. We participate in numerous end-of-summer manufacturer boat shows, which manufacturers sponsor to sell off their remaining inventory at reduced costs before the introduction of new model year products, typically beginning in July.

     Inventory Financing

      Marine manufacturers customarily provide interest assistance programs to retailers. The interest assistance varies by manufacturer and may include periods of free financing or reduced interest rate programs. The interest assistance may be paid directly to the retailer or the financial institution depending on the arrangements the manufacturer has established. We believe that our financing arrangements with manufacturers are standard within the industry.

      In March 2003, the EITF revised certain provisions of its previously reached conclusions on EITF 02-16 and provided additional transitional guidance. EITF 02-16 does not provide for restatement or reclassification of prior year amounts; rather it requires prospective application for new or modified agreements entered into subsequent to December 31, 2002. We have determined that EITF 02-16 will impact the way we account for interest assistance received from vendors beginning after July 1, 2003 with the renewal of and amendments to our dealer agreements with the manufacturers of our products. EITF 02-16 will require us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders.

      In December 2001, we entered into a revolving credit facility that provides a line of credit with asset-based borrowing availability of up to $220 million. The facility also allows us $20 million in traditional floorplan borrowings. The facility, which has a three-year term with two one-year renewal options, replaced four separate line of credit facilities. During November 2002, we exercised one of the two one-year renewal options, which the bank approved, extending the maturity date to December 2005. The facility accrues interest at a rate of LIBOR plus 175 to 260 basis points, which is determined in accordance with a performance pricing grid, as defined in the credit agreement. Borrowings under the facility are pursuant to a borrowing base formula and are used primarily for working capital and inventory financing. The terms and conditions of the facility are similar to the terms and conditions of the prior separate line of credit facilities.

      As of June 30, 2003, we owed an aggregate of approximately $118.0 million under our revolving credit facility. As of June 30, 2003, our revolving credit facility provided us with an additional available borrowing capacity of approximately $60.0 million. Advances on the facility accrued interest at a rate of 3.07% as of June 30, 2003.

Management Information System

      We believe that our management information system, which currently is being utilized by each of our operating subsidiaries and was developed by certain of the acquired dealers over a number of years through cooperative efforts with a common vendor, enhances our ability to integrate successfully the operations of our operating subsidiaries and future acquisitions, facilitates the interchange of information, and enhances cross-selling opportunities throughout our company. The system integrates each level of operations on a company-wide basis, including purchasing, inventory, receivables, financial reporting and budgeting, and sales management. The system enables us to monitor each dealership’s operations in order to identify quickly areas requiring additional focus and to manage inventory. The system also provides sales representatives with prospect and customer information that aids them in tracking the status of their contacts with prospects, automatically generates follow-up correspondence to such prospects, facilitates the availability of a particular boat company-wide, locates boats needed to satisfy a particular customer request, and monitors the maintenance and service needs of customers’ boats. Company representatives also utilize the system to assist in arranging financing and insurance packages.

Brunswick Agreement Relating to Acquisitions

      We and Brunswick are parties to an agreement providing for Brunswick to cooperate in good faith and not to unreasonably withhold its consent to the acquisitions each year by us of Sea Ray boat dealers with aggregate total revenue not exceeding 20% of our revenue in our prior fiscal year. Any acquisitions in excess of the 20% benchmark will be at Brunswick’s discretion. In the event that our purchases of Sea Ray boats exceed 49% of the purchases of Sea Ray boats by all Sea Ray boat dealers, including us, in any fiscal year of Brunswick, the agreement provides that we and Brunswick will negotiate in good faith the standards for acquisitions of Sea Ray boat dealers by us during Brunswick’s next succeeding fiscal year but that Brunswick may grant or withhold its consent to any such acquisition in its sole discretion for as long as our Sea Ray boat purchases exceed the 49% benchmark.

Dealer Agreements with Brunswick

      Brunswick, through its Sea Ray division, and we, through our principal operating subsidiaries, are parties to Sales and Service Agreements relating to Sea Ray products. These dealer agreements appoint one of our operating subsidiaries as a non-exclusive dealer for the retail sale, display, and servicing of designated Sea Ray products and repair parts currently or in the future sold by Sea Ray. Each dealer agreement designates a non-exclusive area of primary responsibility for the dealer, which is a geographical area in proximity to the dealer’s retail locations based on such areas that are customarily designated by Sea Ray and applicable to its domestic dealers. Each dealer agreement also specifies retail locations, which the dealer may not close, change, or add to without the prior written consent of Sea Ray, provided that Sea Ray may not unreasonably withhold its consent. Upon at least one year’s prior notice and the failure by the dealer to cure, Sea Ray may remove the dealer’s right to operate any particular retail location if the dealer fails to meet its material obligations, performance standards, or terms, conditions, representations, warranties, and covenants applicable to that location. Each dealer agreement also restricts the dealer from selling, advertising, soliciting for sale, or offering for resale any Sea Ray products outside its area of primary responsibility without the prior written consent of Sea Ray as long as similar restrictions also apply to all domestic Sea Ray dealers selling comparable Sea Ray products. Each dealer agreement provides for the lowest product prices charged by the Sea Ray division of Brunswick from time to time to other domestic Sea Ray dealers, subject to the dealer meeting all the requirements and conditions of Sea Ray’s applicable programs and the right of Brunswick in good faith to charge lesser prices to other dealers to meet existing competitive circumstances, for unusual and non-ordinary business circumstances, or for limited duration promotional programs.

      Each dealer agreement requires the dealer to

•	promote, display, advertise, and sell Sea Ray boats at each of its retail locations in accordance with the agreement and applicable laws;

•	purchase and maintain sufficient inventory of current Sea Ray boats to meet the reasonable demand of customers at each of its locations and to meet the minimum inventory requirements applicable to all Sea Ray dealers;

•	maintain at each retail location, or at another acceptable location, a service department to service Sea Ray boats promptly and professionally and to maintain parts and supplies to service Sea Ray boats properly on a timely basis;

•	perform all necessary installation and inspection services prior to delivery to purchasers and perform post-sale services of all Sea Ray products sold by the dealer or brought to the dealer for service;

•	furnish purchasers with Sea Ray’s limited warranty on new products and with information and training as to the sale and proper operation and maintenance of Sea Ray boats;

•	assist Sea Ray in performing any product defect and recall campaigns;

•	maintain complete product sales and service records;

•	achieve sales performance in accordance with fair and reasonable sales levels established by Sea Ray, after consultation with the dealer, based on factors such as population, sales potential, local economic conditions, competition, past sales history, number of retail locations, and other special circumstances that may affect the sale of products or the dealer, in each case consistent with standards established for all domestic Sea Ray dealers selling comparable products;

•	provide designated financial information;

•	conduct its business in a manner that preserves and enhances the reputation of Sea Ray and the dealer for providing quality products and services;

•	maintain the financial ability to purchase and maintain on hand required inventory levels;

•	indemnify Sea Ray against any claims or losses resulting from the dealer’s failure to meet its obligations to Sea Ray;

•	maintain customer service ratings sufficient to maintain Sea Ray’s image in the marketplace; and

•	achieve within designated time periods and thereafter maintain master dealer status (which is Sea Ray’s highest performance status) for the locations designated by Sea Ray and the dealer.

      Each dealer agreement may be terminated

•	by Sea Ray if the dealer fails or refuses to place a minimum stocking order of the next model year’s products in accordance with requirements applicable to all Sea Ray dealers generally or fails to meet its financial obligations as they become due to Sea Ray or to the dealer’s lenders;

•	by Sea Ray or the dealer where good cause exists (including the material breach, default, or noncompliance with any material term, provision, warranty, or obligation under the agreement) and has not been cured within 60 days of prior written notice of the claimed deficiency or at the end of the 60-day period without the opportunity to cure where the cause constitutes bad faith;

•	by Sea Ray or the dealer in the event of the insolvency, bankruptcy, or receivership of the other;

•	by Sea Ray in the event of the assignment of the agreement by the dealer without the prior written consent of Sea Ray;

•	by Sea Ray upon at least 10 days’ prior written notice in the event of the failure to pay any sums due and owing to Sea Ray that are not disputed in good faith;

•	by Sea Ray if a majority of our Board of Directors does not consist of specified senior executives and Other Designated Members (as defined in the Stockholders’ Agreement); or

•	upon the mutual consent of the dealer and Sea Ray.

Employees

      As of September 30, 2003, we had 1,279 employees, 1,224 of whom were in store-level operations and 55 of whom were in corporate administration and management. This includes 73 store-level employees that were added in conjunction with the 2003 acquisitions of Sundance Marine, Inc. and Killinger Marine Center, Inc. We are not a party to any collective bargaining agreements and are not aware of any efforts to unionize our employees. We consider our relations with our employees to be excellent.

Trademarks and Service Marks

      We have registered trade names and trademarks with the U.S. Patent and Trademark Office for various names, including “MarineMax,” “MarineMax Getaways,” “MarineMax Care,” “Delivering the Dream,” and “MarineMax and Design.” We have registered the name “MarineMax” in the European Community. We have trademark applications pending with the U.S. Patent and Trademark Office for “NewCoast Financial Services” and “Women on Water.” We have trade name and trademark applications pending in Canada for various names, including “MarineMax,” “MarineMax Value-Price,” “Value-Price,” “Delivering the Dream,” “Selling and Delivering the Dream,” “Selling the Dream,” and “The Water Gene.” There can be no assurance that any of these applications will be granted.

Seasonality and Weather Conditions

      Our business, as well as the entire recreational boating industry, is highly seasonal. Over the three-year period ended September 30, 2002, the average net sales for the quarters ended December 31, March 31, June 30, and September 30 represented 17%, 27%, 33%, and 23%, respectively, of our average annual net sales. With the exception of Florida, our geographic territories generally realize significantly lower sales in the quarterly period ending December 31, with boat sales generally improving in January with the onset of the public boat and recreation shows.

      Our business is also subject to weather patterns, which may adversely affect our results of operations. For example, drought conditions (or merely reduced rainfall levels) or excessive rain, may close area boating locations or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in certain locations. Hurricanes and other storms could result in disruptions of our operations or damage to our boat inventories and facilities. Although our geographic diversity is likely to reduce the overall impact to us of adverse weather conditions in any one market area, these conditions will continue to represent potential, material adverse risks to us and our future financial performance.

Environmental and Other Regulatory Issues

      Our operations are subject to extensive regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. While we believe that we maintain all requisite licenses and permits and are in compliance with all applicable federal, state, and local regulations, there can be no assurance that we will be able to maintain all requisite licenses and permits. The failure to satisfy those and other regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations. The adoption of additional laws, rules, and regulations could also have a material adverse effect on our business. Various federal, state, and local regulatory agencies, including the Occupational Safety and Health Administration, or OSHA, the United States Environmental Protection Agency, or EPA, and similar federal and local agencies, have jurisdiction over the operation of our dealerships, repair facilities, and other operations with respect to matters such as consumer protection, workers’ safety, and laws regarding protection of the environment, including air, water, and soil.

      The EPA has various air emissions regulations for outboard marine engines that impose more strict emissions standards for two-cycle, gasoline outboard marine engines. Emissions from such engines must be reduced by approximately 75% over a nine-year period beginning with the 1998 model year. Costs of comparable new engines, if materially more expensive than previous engines, or the inability of our manufacturers to comply with EPA requirements, could have a material adverse effect on our business, financial condition, and results of operations.

      Certain of our facilities own and operate underground storage tanks, or USTs, for the storage of various petroleum products. The USTs are generally subject to federal, state, and local laws and regulations that require testing and upgrading of USTs and remediation of contaminated soils and groundwater resulting from leaking USTs. In addition, if leakage from company-owned or operated USTs migrates onto the property of others, we may be subject to civil liability to third parties for remediation costs or other damages. Based on historical experience, we believe that our liabilities associated with UST testing, upgrades, and remediation are unlikely to have a material adverse effect on our financial condition or operating results.

      As with boat dealerships generally, and parts and service operations in particular, our business involves the use, handling, storage, and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials, such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline, and diesel fuels. Accordingly, we are subject to regulation by federal, state, and local authorities establishing requirements for the use, management, handling, and disposal of these materials and health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards. We are also subject to laws, ordinances, and regulations governing investigation and remediation of contamination at facilities we operate to which we send hazardous or toxic substances or wastes for treatment, recycling, or disposal.

      We do not believe we have any material environmental liabilities or that compliance with environmental laws, ordinances, and regulations will, individually or in the aggregate, have a material adverse effect on our business, financial condition, or results of operations. However, soil and groundwater contamination has been known to exist at certain properties owned or leased by us. We have also been required and may in the future be required to remove aboveground and underground storage tanks containing hazardous substances or wastes. As to certain of our properties, specific releases of petroleum have been or are in the process of being remedied in accordance with state and federal guidelines. We are monitoring the soil and groundwater as required by applicable state and federal guidelines. In addition, the shareholders of the acquired dealers have indemnified us for specific environmental issues identified on environmental site assessments performed by us as part of the acquisitions. We maintain insurance for pollutant cleanup and removal. The coverage pays for the expenses to extract pollutants from land or water at the insured property, if the discharge, dispersal, seepage, migration, release, or escape of the pollutants is caused by or results from a covered cause of loss. We may also have additional storage tank liability insurance and “Superfund” coverage where applicable. In addition, certain of our retail locations are located on waterways that are subject to federal or state laws regulating navigable waters (including oil pollution prevention), fish and wildlife, and other matters.

      Two of the properties we own were historically used as gasoline service stations. Remedial action with respect to prior historical site activities on these properties has been completed in accordance with federal and state law. Also, one of our properties is within the boundaries of a Superfund site, although our property has not been and is not expected to be identified as a contributor to the contamination in the area. We, however, do not believe that these environmental issues will result in any material liabilities to us.

      Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. While such licensing requirements are not expected to be unduly restrictive, regulations may discourage potential first-time buyers, thereby limiting future sales, which could adversely affect our business, financial condition, and results of operations.

Product Liability

      The products we sell or service may expose us to potential liabilities for personal injury or property damage claims relating to the use of those products. Historically, the resolution of product liability claims has not materially affected our business. Our manufacturers generally maintain product liability insurance, and we maintain third-party product liability insurance, which we believe to be adequate. However, we may experience legal claims in excess of our insurance coverage, and those claims may not be covered by insurance. Furthermore, any significant claims against us could adversely affect our business, financial condition, and results of operations and result in negative publicity.

Competition

      We operate in a highly competitive environment. In addition to facing competition generally from recreation businesses seeking to attract consumers’ leisure time and discretionary spending dollars, the recreational boat industry itself is highly fragmented, resulting in intense competition for customers, quality products, boat show space, and suitable retail locations. We rely to a certain extent on boat shows to generate sales. Our inability to participate in boat shows in our existing or targeted markets could have a material adverse effect on our business, financial condition, and results of operations.

      We compete primarily with single-location boat dealers and, with respect to sales of marine equipment, parts, and accessories, with national specialty marine stores, catalog retailers, sporting goods stores, and mass merchants. Dealer competition continues to increase based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets we currently serve and in new markets that we may enter. We compete in each of our markets with retailers of brands of boats and engines we do not sell in that market. In addition, several of our competitors, especially those selling boating accessories, are large national or regional chains that have substantial financial, marketing, and other resources. However, we believe that our integrated corporate infrastructure and marketing and sales capabilities, our cost structure, and our nationwide presence enable us to compete effectively against these companies. Private sales of used boats is an additional significant source of competition.

Properties

      We lease our corporate offices in Clearwater, Florida. We also lease 46 of our retail locations under leases, many of which contain multi-year renewal options and, some of which grant us a first right of refusal to purchase the property at fair value. In all such cases, we pay a fixed rent at negotiated rates. In substantially all of the leased locations, we are responsible for taxes, utilities, insurance, and routine repairs and maintenance. We own the property associated with our 20 other retail locations.

      The following table reflects the status, approximate size, and facilities of our various retail locations as of the date of this prospectus.

		Square		Operated
Location	Owned or Leased	Footage(1)	Facilities at Property	Since(2)	Waterfront

Alabama
Gulf Shores	Third-party lease	4,000	Retail and service	1998	—
Arizona
Tempe	Company owned	34,000	Retail and service	1992	—
California
Oakland	Third-party lease	17,700	Retail and service; 20 wetslips	1985	Alameda Estuary (San Francisco Bay)
Santa Rosa	Third-party lease	8,100	Retail and service	1990	—
Sacramento	Company owned	24,800	Retail and service	1995	—
Sacramento (River
Bend) (floating
facility)	Third-party lease	500	Retail and service; 20 wet slips	1998	Sacramento River
Sacramento	Third-party lease	300	Retail only; 10 wet slips	2002	Sacramento River
San Diego	Third-party lease	750	Retail and service; 12 wet slips	1997	Mission Bay
Tower Park (near San
Francisco)	Third-party lease	400	Retail only	1999	Sacramento River
Colorado
Denver	Third-party lease	16,400	Retail and service	2003	—
Grand Junction	Third-party lease	9,300	Retail and service	1986	—
Delaware
Bear	Third-party lease	5,000	Retail and service; 15 wet slips	1995	Between Delaware Bay and Chesapeake Bay
Florida
Burnt Store	Third-party lease	700	Retail only; 4 wet slips	2002	Charlotte Harbour
Cape Haze	Company owned	18,000	Retail, service, and storage; 8 wet slips	1972	Intracoastal Waterway
Clearwater	Company owned	42,000	Retail and service; 16 wet slips	1973	Tampa Bay
Cocoa	Company owned	15,000	Retail and service	1968	—
Coconut Grove	Third-party lease	2,000	Retail only; 5 wet slips	2002	Biscayne Bay
Dania	Company owned	32,000	Repair and service; 16 wet slips	1991	Port Everglades
Dania	Third-party lease	3,500	Retail only; 8 wet slips	2001	Port Everglades
Ft. Lauderdale	Third-party lease	2,400	Retail and service; 15 wet slips	1977	Intracoastal Waterway
Ft. Lauderdale	Third-party lease	3,799	Retail only; 4 wet slips	2002	Seminole River
Fort Myers	Third-party lease	8,000	Retail and service; 18 wet slips	1983	Caloosahatchee River
Ft. Walton Beach	Third-party lease	6,000	Retail only	2003	—
Key Largo	Third-party lease	750	Retail only	2002	—
Jacksonville	Third-party lease	1,000	Retail only; 7 wet slips	1995	St. Johns River
Miami	Company owned	7,200	Retail and service; 15 wet slips	1980	Intracoastal Waterways

		Square		Operated
Location	Owned or Leased	Footage(1)	Facilities at Property	Since(2)	Waterfront

Naples	Company owned	19,600	Retail and service; 13 wet slips	1997	Naples Bay
Palm Beach	Company owned	22,800	Retail and service; 8 wet slips	1998	Intracoastal Waterways
Pensacola	Third-party lease	4,000	Retail and service	1974	—
Pompano Beach	Company owned	23,000	Retail and service; 16 wet slips	1990	Intracoastal Waterways
Sarasota	Third-party lease	26,500	Retail, service, and storage; 15 wet slips	1972	Sarasota Bay
Stuart	Company owned	22,400	Retail and service; 6 wet slips	2002	Intracoastal Waterway
Stuart	Company owned	6,700	Retail and service; 60 wet slips	1994	Intracoastal Waterways
Tampa	Company owned	13,100	Retail and service	1995	—
Venice	Company owned	62,000	Retail, service, and storage; 90 wet slips	1972	Intracoastal Waterway
Georgia
Altoona	Third-party lease	8,800	Retail and service; 4 wet slips	2002	Lake Altoona
Buford (Atlanta)	Third-party lease	8,500	Retail and service	2001	—
Forest Park (Atlanta)	Third-party lease	47,300	Retail and service	1973	—
Lake Lanier	Third-party lease	13,000	Retail and service; 50 wet slips	1981	Lake Lanier
Minnesota
Bay Port	Third-party lease	450	Retail only; 10 wet slips	1996	St. Croix River
Rogers	Company owned	70,000	Retail, service, and storage	1991	—
Walker	Company owned	76,400	Retail, service, and storage	1989	—
Walker	Company owned	6,800	Retail and service; 93 wet slips	1977	Leech Lake
Woodbury	Third-party lease	13,392	Retail and service	1997	—
Nevada
Las Vegas	Company owned	21,600	Retail and service	1990	—
New Jersey
Brick	Company owned	20,000	Retail and service; 225 wet slips	1977	Manasquan River
Brant Beach	Third-party lease	3,800	Retail and service; 36 wet slips	1965	Barnegat Bay
Greenbrook	Third-party lease	18,500	Retail and service	1995	—
Jersey City	Third-party lease	500	Retail only; 6 wet slips	2000	Hudson River
Lake Hopatcong	Third-party lease	4,600	Retail and service; 80 wet slips	1998	Lake Hopatcong
Ship Bottom	Third-party lease	19,300	Retail and service	1972	—
Somers Point	Affiliate lease	31,000	Retail and service; 33 wet slips	1987	Little Egg Harbor Bay
North Carolina
Wrightsville Beach	Third-party lease	34,523	Retail, service, and storage	1996	Intracoastal Waterway

		Square		Operated
Location	Owned or Leased	Footage(1)	Facilities at Property	Since(2)	Waterfront

Ohio
Cleveland (Flats)	Third-party lease	19,000	Retail and service	1999	Lake Erie
Port Clinton	Third-party lease	63,700	Retail, service, and storage; 155 wet slips	1974	Lake Erie
Port Clinton	Third-party lease	93,250	Retail, service, and storage	1997	Lake Erie
Toledo	Third-party lease	12,240	Retail and service	1989	—
South Carolina
Myrtle Beach	Third-party lease	500	Retail only	1999	Coquina Harbor
Texas
Arlington	Third-party lease	21,000	Retail and service	1999	—
Houston	Third-party lease	10,000	Retail only(3)	1987	—
Houston	Third-party lease	10,000	Retail and service	1981	—
League City (floating facility)(4)	Third-party lease	800	Retail and service; 20 wet slips	1988	Clear Lake
Lewisville (Dallas)	Third-party lease	10,000	Retail and service	1992	Lake Lewisville
Lewisville (Dallas) (floating facility)	Third-party lease	500	Retail only; 20 wet slips(5)	1994	Lake Lewisville
Seabrook	Company owned	32,000	Retail and service; 30 wet slips	2002	Clear Lake
Utah
Salt Lake City	Third-party lease	21,200	Retail and service	1975	—

(1)	Square footage does not include outside sales space or dock or marina facilities.

(2)	Operated since date is the date the facility was opened by us or opened prior to its acquisition by us.

(3)	Shares service facility located at the other Houston retail locations.

(4)	We own the floating facility, however, the related dock and marina space is leased by us from an unaffiliated third party.

(5)	Shares service facility located at the other Lewisville retail location.

Legal Proceedings

      We are involved in various legal proceedings arising out of our operations in the ordinary course of business. We do not believe that such proceedings, even if determined adversely, will have a material adverse effect on our business, financial condition, or results of operations.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth information concerning each of our directors and executive officers:

Name	Age	Position

William H. McGill Jr.	59	Chairman of the Board, President, Chief Executive Officer, and Director(1)(2)
David L. Cochran	57	Senior Vice President, Chief Operating Officer, and Director(1)(2)
Michael H. McLamb	38	Executive Vice President, Chief Financial Officer, and Secretary
Kurt M. Frahn	34	Vice President of Finance and Treasurer
Jack P. Ezzell	33	Vice President, Chief Accounting Officer, Controller, and Assistant Secretary
Edward A. Russell	43	Vice President
Michael J. Aiello	47	Vice President
Robert D. Basham	56	Director(1)(3)(5)
Gerald M. Benstock	73	Director(1)(3)(4)(5)
John B. Furman	59	Director(3)(4)
Robert S. Kant	59	Director(1)(5)
Dean S. Woodman	74	Director(1)(3)(4)(5)

(1)	Member of the 1998 Incentive Stock Plan Committee

(2)	Member of the Employee Stock Purchase Plan Committee

(3)	Member of the Compensation Committee

(4)	Member of the Audit Committee

(5)	Member of Nominating/ Corporate Governance Committee

      William H. McGill Jr. has served as the Chief Executive Officer of MarineMax since January 23, 1998 and as the Chairman of the Board and as a director of our company since March 6, 1998. Mr. McGill served as the President of our company from January 23, 1988 until September 8, 2000 and re-assumed the position on July 1, 2002. Mr. McGill was the principal owner and president of Gulfwind USA, Inc., one of our operating subsidiaries, from 1973 until its merger with us.

      David L. Cochran has served as a Senior Vice President of our company since October 1, 1998, as Chief Operating Officer of our company since September 8, 2000 and director of our company since March 2002. Mr. Cochran was a principal owner and president of Cochran’s Marine, Inc. and C&N Marine, Inc., one of our operating subsidiaries, from 1977 until its merger with us. Mr. Cochran serves as a director of Centennial National Bank and Walker Building Center.

      Michael H. McLamb has served as Executive Vice President of our company since October 2002, as Chief Financial Officer since January 23, 1998, and as Secretary since April 5, 1998. Mr. McLamb served as Vice President and Treasurer of our company from January 23, 1998 until October 22, 2002. Mr. McLamb, a certified public accountant, was employed by Arthur Andersen LLP from December 1987 to December 1997, serving most recently as a senior manager.

      Kurt M. Frahn has served as Vice President of Finance and Treasurer of our company since October 22, 2002. Mr. Frahn served as Director of Taxes and Acquisitions of our company from May 15, 1998 until October 22, 2002. Mr. Frahn was employed by Arthur Andersen, LLP from September 3, 1991 until May 15, 1998, serving most recently as a tax consulting manager.

      Jack P. Ezzell has served as Vice President and Chief Accounting Officer of our company since October 22, 2002. Mr. Ezzell served as Corporate Controller of our company from June 1, 1999 until October 22, 2002 and Assistant Controller from January 13, 1998 until June 1, 1999. Mr. Ezzell was employed by Arthur Andersen, LLP from August 1996 until January 1998 serving most recently as experienced senior auditor.

      Edward A. Russell has served as Vice President of our company since October 22, 2002. Mr. Russell has served as the Regional Manager of our Florida operations since August 1, 2002. Prior to that, Mr. Russell served as the District President for our Central and West Florida operations from March 1998 until August 1, 2002. Mr. Russell was an owner and General Sales Manager of Gulfwind USA Inc., one of our operating subsidiaries, now called MarineMax of Central Florida, from 1984 until its merger with our company in March 1998.

      Michael J. Aiello has served as Vice President of our company since October 22, 2002. Mr. Aiello has served as the Regional Manager of the state of New Jersey and surrounding areas since 1999 and was a principal owner and operator of Merit Marine Inc., one of our operating subsidiaries, now called MarineMax of Mid-Atlantic, from 1985 until its merger with our company in March 1999.

      Robert D. Basham has served as a director of our company since January 2, 2002. Mr. Basham is a founder of Outback Steakhouse, Inc., where he has served as a director since its inception in 1987 and has been President and the Chief Operating Officer since February 1991. Outback Steakhouse, Inc. operates more than 950 restaurants.

      Gerald M. Benstock has served as a director of our company since June 14, 2000. Mr. Benstock has served as Chairman of the Board of Superior Uniform Group, Inc. for over 30 years. Prior to October 2003, Mr. Benstock also served as Chief Executive Officer of Superior Uniform. Superior Uniform, a publicly traded company, manufactures and sells a wide range of uniforms and career apparel to an extensive array of corporate and commercial markets.

      John B. Furman has served as a director of our company since February 4, 2003. Mr. Furman has been a consultant to public and private companies, where he has primarily been involved in product commercialization, business transactions, and financial restructurings, since February 2000. Mr. Furman served as President and Chief Executive Officer and a director of Rural/ Metro Corporation, a publicly held provider of emergency and fire protection services, from August 1998 until January 2000. Mr. Furman was a senior member of the law firm of O’Connor, Cavanagh, Anderson, Killingsworth & Beshears, a professional association, from January 1983 until August 1998; he was Associate General Counsel of Waste Management, Inc., a New York Stock Exchange-listed provider of waste management services, from May 1977 until December 1983; and Vice President, Secretary, and General Counsel of the Warner Company, a New York Stock Exchange-listed company involved in industrial mineral extractions and processing, real estate development, and solid and chemical waste management, from November 1973 until April 1977. Mr. Furman is a director and Chairman of the Audit Committee of H.E.R.C. Products, a publicly traded company engaged in pipe and tank cleaning for the U.S. Navy and a variety of maritime vessels; a director of Plan Express, Inc., a privately held provider of Web enabled reprographic and distribution services to the design and construction industry; and a director of GameTech International, Inc., a publicly traded company involved in electronic bingo.

      Robert S. Kant has served as a director of our company since August 10, 1998. Since September 1, 1999, Mr. Kant has been a principal shareholder of the law firm of Greenberg Traurig, PA, which serves as our primary legal counsel. Prior to that, Mr. Kant was a senior member of the law firm of O’Connor, Cavanagh, Anderson, Killingsworth & Beshears, a professional association, for more than 18 years.

      Dean S. Woodman has served as a director of our company since September 22, 1999. Since July 1999, Mr. Woodman has served as a consultant to public and private companies specializing in financial assignments, private equity and debt placements, and mergers and acquisitions. Mr. Woodman was a Managing Director of ING Barings LLC (and its predecessor Furman Selz), an international investment banking firm, from July 1989 to June 1999 and a Managing Director in the investment banking group of

Hambrecht & Quist from October 1984 to March 1988. Mr. Woodman was a founding partner of Robertson Colman Stephens & Woodman in 1978 and of Woodman Kirkpatrick & Gilbreath in 1982. Previously, Mr. Woodman worked in the investment banking division of Merrill Lynch for 23 years, where he spent 16 years as director of West Coast corporate financing until 1978. Mr. Woodman serves as a director of SciClone Pharmaceuticals, Inc., a publicly traded biotechnology company, Plan Express, Inc., a privately held provider of Web enabled reprographic and distribution services to the design and construction industry, and Medallion Financial Bank, a subsidiary of Medallion Financial Corp., a publicly traded company.

      Our certificate of incorporation and bylaws provide that the number of directors shall be fixed from time to time by resolution of the board of directors. Presently, the number of directors is fixed at seven. Our board of directors is divided into three classes, with one class standing for election each year for a three-year term. At each annual meeting of stockholders, directors in each class will be elected for three-year terms to succeed the directors of that class whose terms are expiring. Messrs. Benstock and Woodman are Class III directors whose terms will expire in 2004. Messrs. Basham and Cochran are Class I directors whose terms will expire in 2005. Messrs. McGill, Kant, and Furman are Class II directors whose terms will expire in 2006. There are no family relationships among any of our directors or officers.

Meetings and Committees of the Board of Directors

      Our board of directors has an Audit Committee, a Compensation Committee, and a Nominating/ Corporate Governance Committee, each consisting entirely of non-employee directors, as well as a 1998 Incentive Stock Plan Committee and an Employee Stock Purchase Plan Committee.

      The responsibilities of the Audit Committee include selecting the independent certified public accountants to conduct the annual audit of the financial statements of our company, reviewing the proposed scope of such audit, reviewing accounting and financial controls of our company with the independent certified public accountants and our financial accounting staff, and reviewing and approving transactions between us and our directors, officers, and their affiliates. The Compensation Committee provides a general review of our compensation plans and policies to ensure that they meet corporate objectives and considers the grant of stock options to executive officers under our 1998 Incentive Stock Plan. The Nominating/ Corporate Governance Committee considers the addition of members to the board of directors, develops and recommends to the board of directors a set of corporate governance principles, and oversees the selection and composition of committees of the board of directors. The responsibilities of the 1998 Incentive Stock Plan Committee include administering the 1998 Incentive Stock Plan, including selecting the non-executive officer employees to whom options and awards will be granted; and the responsibilities of the Employee Stock Purchase Plan Committee include the administration of the Employee Stock Purchase Plan. During the fiscal year ended September 30, 2002, the Audit Committee held nine meetings; the Compensation Committee held four meetings; the Nominating/ Corporate Governance Committee held three meetings; and the 1998 Incentive Stock Plan Committee and the Employee Stock Purchase Plan Committee did not hold any meetings.

      Our board of directors held a total of six meetings during the fiscal year ended September 30, 2002. No director attended fewer than 75% of the aggregate of (i) the total number of meetings of the board of directors; and (ii) the total number of meetings held by all committees of the board of directors on which such director was a member.

      Our non-management directors meet in regularly scheduled executive sessions without management. The presiding person at these meetings are rotated among our non-management directors.

Director Compensation and Other Information

      Employees of our company do not receive compensation for serving as members of our board of directors. Directors who are employees of our company are eligible to receive stock options pursuant to our 1998 Incentive Stock Plan. Each non-employee director serving at our request receives a quarterly director’s fee of $10,000, which is paid in cash or shares of common stock. Under our 1998 Incentive Stock Plan, non-employee directors each receive an automatic grant of options to acquire 5,000 shares of our common stock on the date they are first elected as directors of our company. Non-employee directors also receive an automatic grant of options to purchase 1,000 shares of common stock on the last day of each fiscal quarter, and receive additional options for committee service as follows: options to purchase an additional 1,000 shares of common stock to each member of the Audit Committee, options to purchase an additional 500 shares of common stock to each member of the Compensation Committee and Nominating/ Corporate Governance Committee. Non-employee directors also are eligible to receive grants of stock options or awards pursuant to the discretionary program of the 1998 Incentive Stock Plan. We reimburse our directors for out-of-pocket expenses incurred in attending meetings of the board of directors or committees.

Executive Compensation

Summary of Cash and Other Compensation

      The following table sets forth the total compensation received for services rendered in all capacities to our company for the fiscal year ended September 30, 2002 by our Chief Executive Officer and our other most highly compensated executive officers whose total annual salary and incentive compensation exceeded $100,000 during fiscal 2002.

Summary Compensation Table

				Long Term
				Compensation

				Awards

		Annual Compensation		Securities
Name and				Underlying	All Other
Principal Position	Year	Salary	Bonus	Options(1)	Compensation(2)

William H. McGill Jr.	2002	$400,000	$608,571	30,000	$5,000
Chairman, Chief Executive	2001	$400,000	$403,971	37,500	$2,605
Officer, and President(3)	2000	$150,000	$1,100,000	57,500	$4,569
Richard R. Bassett	2002	$300,000	$259,865	1,000 (4)	$90,683
Former President(3)	2001	$300,000	$214,317	—	$5,250
	2000	$150,000	$709,953	65,000	$5,250
David L. Cochran(3)	2002	$225,000	$279,887	20,000	$36,812
Senior Vice President and	2001	$225,000	$143,188	—	$1,851
Chief Operating Officer	2000	$150,000	$263,047	50,000	$1,465
Michael H. McLamb	2002	$225,000	$253,115	20,000	$5,000
Executive Vice President,	2001	$225,000	$95,900	30,000	$1,887
Chief Financial Officer, and Secretary	2000	$150,000	$300,000	45,000	$4,789

(1)	The exercise price of all options granted were equal to or greater than the fair market value of our common stock on the date of grant.

(2)	Amounts represent our matching portion of 401(k) or profit sharing plan contributions. Amounts paid to Messrs. Bassett and Cochran also include $85,683 and $31,812, respectively, in employee advances that were forgiven by our board of directors during fiscal 2002.

(3)	Mr. McGill has served as President since July 1, 2002, having previously served in that capacity from January 23, 1998 until September 8, 2000. Mr. Bassett served as President from September 8, 2000 until his retirement on July 1, 2002 and as Executive Vice President from October 1, 1998 until September 8, 2000. Mr. Cochran has served as Chief Operating Officer since September 8, 2000.

(4)	Options granted to Mr. Bassett during fiscal 2002 represent an automatic grant of options to Mr. Bassett provided to all non-employee directors of our company.

Option Grants

      The following table provides information with respect to stock options granted to our executive officers during the fiscal year ended September 30, 2002.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable
					Value at Assumed
	Number of	Percent of			Annual Rates of Stock
	Securities	Total Options			Price Appreciation for
	Underlying	Granted to	Exercise		Option Term(2)
	Options	Employees in	Price	Expiration
Name	Granted	Fiscal Year	Per Share	Date	5%	10%

William H. McGill, Jr.	30,000 (1)	8.4%	$7.78	2011	$146,784	$371,979
Richard R. Bassett	1,000 (3)	*	$9.01	2012	$5,666	$14,360
David L. Cochran	20,000 (1)	5.6%	$7.78	2011	$97,856	$247,986
Michael H. McLamb	20,000 (1)	5.6%	$7.78	2011	$97,856	$247,986

*	Less than 1%.

(1)	The options are non-qualified stock options exercisable during the 10-year period from the date of grant, with such options vesting 20% on each November 13 from 2004 through 2008.

(2)	Calculated from a base price equal to the exercise price of each option, which was the fair market value of the common stock on the date of grant. The amounts represent only certain assumed rates of appreciation. Actual gains, if any, on stock option exercises and common stock holdings cannot be predicted, and there can be no assurance that the gains set forth on the table will be achieved.

(3)	Options granted to Mr. Bassett during fiscal 2002 represent an automatic grant of options to Mr. Bassett provided to all non-employee directors of our company.

Option Holdings

      The following table provides the number of shares of common stock underlying unexercised options at September 30, 2002 by the listed officers. None of these officers exercised options during fiscal 2002.

Fiscal Year-End Option Values

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-Money Options
	Options at Fiscal Year-End		at Fiscal Year-End(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

William H. McGill Jr.	64,000	181,000	—	$79,069
Richard R. Bassett	41,666	88,501	—	$37,538
David L. Cochran	—	70,000	—	$56,775
Michael H. McLamb	108,400	120,200	—	$57,263

(1)	Calculated based on $9.01, which was the closing price of our common stock as quoted on the New York Stock Exchange on September 30, 2002, multiplied by the number of applicable shares in-the-money less the total exercise price. The exercise prices of certain of the options held by the officers listed on September 30, 2002 were greater than $9.01 per share.

1998 Incentive Stock Plan

      On April 5, 1998 and April 30, 1998, respectively, the board of directors adopted and the stockholders approved the MarineMax, Inc. 1998 Incentive Stock Plan. The 1998 Incentive Stock Plan was amended by the board of directors during May 1998 and November 2000 and our stockholders approved the

November 2000 amendment during February 2001. The plan provides for the grant of incentive and nonqualified stock options to acquire our common stock, the direct grant of common stock, the grant of stock appreciation rights, or SARs, and the grant of other cash awards to key personnel, directors, consultants, independent contractors, and others providing valuable services to our company and our subsidiaries. We believe that the plan represents an important factor in attracting and retaining executive officers and other key employees, directors, and consultants and constitutes a significant part of our compensation program. The plan provides such individuals with an opportunity to acquire a proprietary interest in our company and thereby align their interests with the interests of our other stockholders and give them an additional incentive to use their best efforts for the long-term success of our company.

      The plan currently provides that a maximum of the lesser of 4,000,000 shares or 20% of the then-outstanding shares of common stock of our company may be issued under the plan. The maximum number of shares of stock with respect to which options or other awards may be granted to any employee (including officers) during the term of the plan may not exceed 50% of the shares of common stock covered by the plan. As of September 30, 2003, options to purchase 2,322,422 shares of common stock were outstanding. Of these options, 737,009 are vested and the remainder vest over periods ranging from one to seven years.

      The power to administer the plan with respect to our executive officers and directors and all persons who own 10% or more of our issued and outstanding stock rests exclusively with the board of directors or a committee consisting of two or more non-employee directors who are appointed by the board of directors. The power to administer the plan with respect to other persons rests with the board of directors or a committee designated by the board.

      The plan will terminate in April 2008, and options may be granted at any time during the life of the plan. Options become exercisable at such time as may be determined by the board of directors or the plan administrator. The exercise prices of options will be determined by the board of directors or the plan administrator, but if an option is intended to be an incentive stock option, the exercise price may not be less than 100% (110% if the option is granted to a stockholder who at the time of the grant of the option owns stock possessing more than 10% of the total combined voting power of all of our classes of stock) of the fair market value of the common stock at the time of the grant.

      The plan also includes an automatic grant program providing for the automatic grant of options to our non-employee directors. Under the automatic grant program, each non-employee whose election to the board of directors was proposed as of June 3, 1998 received an automatic option to acquire 10,000 shares of common stock on that date. Each subsequent newly elected non-employee member of the board of directors will receive as an initial grant an automatic option to acquire 5,000 shares of common stock on the date of his or her first appointment or election to the board of directors. In addition, each non-employee director will receive an option to purchase 1,000 shares of common stock on the last day of each fiscal quarter and receive additional options for committee service as follows: options to purchase an additional 1,000 shares of common stock to each member of the Audit Committee, options to purchase an additional 500 shares of common stock to each member of the Compensation Committee and Nominating/ Corporate Governance Committee. Each initial grant will vest and become exercisable in a series of three equal and successive installments with the first installment vested on the date of grant (or the date of election to the board of directors, if later) and the next two installments 12 months and 24 months after the date of grant. Each annual grant will vest and become exercisable 12 months after the date of grant. Each automatic option will vest and become exercisable only if the optionholder has not ceased serving as a director as of such vesting date.

      The exercise price per share of common stock subject to automatic options will be equal to 100% of the fair market value of our common stock on the date such option is granted. Each automatic option will expire on the tenth anniversary of the date on which such automatic option was granted. In the event the non-employee director ceases to serve as a member of the board of directors or dies while serving as a director, the optionholder or the optionholder’s estate or successor by bequest or inheritance may exercise any automatic options that have vested by the time of cessation of service until the earlier of (a) 90 days after the cessation of service or (b) the expiration of the term of the automatic option. The board of directors believes that the grant of automatic options to non-employee directors is necessary to attract, retain, and motivate independent directors.

      The plan is not intended to be the exclusive means by which we may issue options or warrants to acquire our common stock, stock awards, or any other type of award. To the extent permitted by applicable law and New York Stock Exchange requirements, we may issue any other options, warrants, or awards other than pursuant to the plan without stockholder approval.

Equity Compensation Plan Information

      The following table sets forth information with respect to our common stock that may be issued upon the exercise of stock options under our 1998 Incentive Stock Plan as of September 30, 2002.

(c)
	(a)		Number of Securities
	Number of Securities	(b)	Remaining Available for
	to be Issued	Weighted Average	Future Issuance Under
	Upon Exercise of	Exercise Price of	Equity Compensation Plans
	Outstanding Options,	Outstanding Options,	(Excluding Securities
Plan Category	Warrants, and Rights	Warrants, and Rights	Reflected in Column (a))

Equity Compensation Plans Approved by Stockholders	2,378,366	$10.55	678,775
Equity Compensation Plans Not Approved by Stockholders	—	—	—

Total	2,378,366		678,775

Employee Stock Purchase Plan

      On April 5, 1998 and April 30, 1998, respectively, the board of directors adopted and the stockholders approved the MarineMax, Inc. 1998 Employee Stock Purchase Plan, which is intended to qualify for favorable income tax treatment under Section 423 of the Internal Revenue Code and is intended to offer financial incentives for employees to purchase our common stock. The stock purchase plan is administered by an appointed committee of the board of directors.

      The stock purchase plan provides for the issuance of up to 500,000 shares of common stock. The stock purchase plan is available to all regular, full-time employees of our company (other than any employees who own more than 5% of our outstanding common stock) who have completed at least one year of continuous service.

      The stock purchase plan provides for implementation of up to 10 annual offerings beginning on the first day of October in the years 1998 through 2007, with each offering terminating on September 30 of the following year. Each annual offering may be divided into two six-month offerings. For each offering, the purchase price per share will be the lower of (i) 85% of the closing price of the common stock on the first day of the offering period, or (ii) 85% of the closing price of the common stock on the last day of the offering period. The purchase price is paid through periodic payroll deductions not to exceed 10% of the participant’s earnings during each offering period. However, no participant may purchase more than $25,000 worth of common stock annually.

Employment Agreements

      We have employment agreements with William H. McGill Jr. and Michael H. McLamb. The employment agreements provide for a base salary of $400,000 per year in the case of Mr. McGill, and $225,000 per year in the case of Mr. McLamb. Each employment agreement provides for incentive compensation based upon the performance of our company and the executive as determined by our board of directors. In connection with their employment, each of the executives may also receive options to purchase common stock. Each employment agreement contains a covenant not to compete with our company for a period of two years immediately following termination of employment, subject to certain exceptions.

      We may terminate each executive’s employment for good cause, as defined in the respective agreements. If we terminate the employment of Mr. McGill or Mr. McLamb without good cause, or either of them terminates his employment with good reason or upon a change in control of our company, the terminated executive will receive an amount equal to the average of his base salary and bonus in the two fiscal years prior to termination (in a lump sum in the event of a change in control), for a period of three years after the effective date of termination in the case of Mr. McGill and 18 months after the effective date of termination in the case of Mr. McLamb, their stock options will vest and be exercisable during their full term in certain circumstances, and Mr. McGill’s benefits and insurance coverage will continue for three years after termination. The agreement with Mr. McGill provides, in the event of his death, for a six-month continuation of health, hospitalization, and similar benefits to Mr. McGill’s dependent family members and cash payments equal to six months of his base salary to his estate. In the event of Mr. McLamb’s death, the agreement provides for cash payments equal to six months of his base salary and earned bonus and the vesting and continued exercisability of stock options in certain circumstances. In the event of disability, the employment agreement of each of Mr. McGill and Mr. McLamb provides for the payment in a lump sum of the average of his base salary and bonus in the two fiscal years prior to disability for up to one year and the vesting and continued exercisability of stock options held by Mr. McLamb in certain circumstances.

      Section 280G of the Internal Revenue Code may limit the deductibility for federal income tax purposes of payments made following a change in control. If these payments are not deductible and if we have income at least equal to such payments, an amount of income equal to the amount of such payments could not be offset. As a result, the income that was not offset would be “phantom income” (i.e. income without cash) to our company. A “change in control” would include a merger or consolidation of our company, a sale of all or substantially all of our assets, under certain circumstances changes in the identity of a majority of the members of the board of directors of our company, or acquisitions of more than 20% of our common stock, subject to certain limitations.

      Effective July 1, 2002, Mr. Bassett resigned as our President. We had an employment agreement with Mr. Bassett that provided for a base salary to Mr. Bassett of $300,000 per year. Upon his resignation, we agreed to continue payment of Mr. Bassett’s salary through fiscal 2002, and Mr. Bassett remained eligible for all bonuses in accordance with his then-current bonus arrangements. We agreed to pay Mr. Bassett a total of $500,000 in equal monthly installments from October 2002 until March 2003 and agreed to forgive $85,683 in employee advances that had been paid previously to Mr. Bassett. In addition, we agreed that Mr. Bassett’s options would continue to vest and he would continue to receive benefits as contemplated by the agreement through March 1, 2003. We also continued to reimburse Mr. Bassett for business expenses incurred to benefit our company in accordance with his employment agreement, and for off-site office space and an administrative assistant through March 1, 2003. The non-compete and non-solicitation provisions of his employment agreement will remain in effect until March 1, 2004. In addition, Mr. Bassett agreed to non-hire restrictions for the same period.

Limitation of Directors’ Liability; Indemnification of Directors, Officers, Employees, and Agents

      Our certificate of incorporation provides that no director of our company will be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except to the extent such exemption or limitation of liability is not permitted under the Delaware General Corporation Law. The effect of this provision in the certificate of incorporation is to eliminate the rights of our company and our stockholders, either directly or through stockholders’ derivative suits brought on behalf of our company, to recover monetary damages from a director for breach of the fiduciary duty of care as a director except in those instances described under Delaware law.

      In addition, we have adopted provisions in our bylaws and entered into indemnification agreements that require us to indemnify our directors, officers, and certain other representatives of our company against expenses and certain other liabilities arising out of their conduct on behalf of our company to the maximum extent and under all circumstances permitted by law. Indemnification may not apply in certain circumstances to actions arising under the federal securities laws. We have not indemnified our directors and officers for actions prior to March 1, 1998, the date we acquired all of the issued and outstanding capital stock of six recreational boat dealers in separate merger transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding beneficial ownership of our common stock as of September 30, 2003 for (i) all directors and nominees for director, our Chief Executive Officer, and our other executive officers listed in the Summary Compensation Table under the section entitled “Executive Compensation,” (ii) all directors and executive officers as a group, (iii) each person known by us to beneficially own more than 5% of our outstanding shares of common stock, and (iv) the selling stockholder. The table also sets forth the number of shares of common stock that the selling stockholder may offer and sell under this prospectus.

				Shares		Shares Beneficially Owned
	Shares Beneficially Owned			Being		After Offering
				Offered
Name of Beneficial Owner(1)	Number(2)		Percent(2)	For Sale		Number(1)	Percent(2)

Directors and Executive Officers:
William H. McGill Jr.	1,556,187	(3)	10.1%	—		1,556,187	10.1%
David L. Cochran	222,255	(4)	1.4%	—		222,255	1.4%
Michael H. McLamb	162,933	(5)	1.1%	—		162,933	1.1%
Michael Aiello	6,518	(6)	*	—		6,518	*
Edward A. Russell	46,114	(7)	*	—		46,114	*
Kurt M. Frahn	14,566	(8)	*	—		14,566	*
Jack P. Ezzell	9,360	(9)	*	—		9,360	*
Robert D. Basham	17,833	(10)	*	—		17,833	*
Gerald M. Benstock	30,213	(11)	*	—		30,213	*
John B. Furman	4,918	(12)	*	—		4,918	*
Robert S. Kant	50,638	(13)	*	—		50,638	*
Dean S. Woodman	28,314	(14)	*	—		28,314	*
All directors and executive officers as a group (includes 12 current officers and directors)	2,149,849		13.7%			2,149,849	13.7%
5% Stockholders:
Richard R. Bassett	3,195,964	(15)	20.8%	3,147,486	(15)	48,478	*
Brunswick Corporation	1,861,200		12.1%	—		1,861,200	12.1%
FMR Corp.	1,122,900	(16)	7.3%	—		1,122,900	7.3%
Wasatch Advisors, Inc.	1,050,329	(17)	6.8%	—		1,050,329	6.8%
Wellington Management Company, LLP	948,900	(18)	6.2%	—		948,900	6.2%
Granahan Investment Management, Inc.	783,300	(19)	5.1%	—		783,300	5.1%

*	Less than 1%.

(1)	Unless otherwise indicated, all persons listed can be reached at our company offices at 18167 U.S. Highway 19 North, Suite 499, Clearwater, Florida 33764, and have sole voting and investment power over their shares unless otherwise indicated. Brunswick Corporation maintains its address at 1 North Field Court, Lake Forest, Illinois 60045.

(2)	The numbers and percentages shown include shares of common stock issuable to the identified person pursuant to stock options that may be exercised within 60 days after September 30, 2003. In calculating the percentage of ownership, such shares are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by any other stockholder.

(3)	Includes 38,000 shares of common stock owned by Mr. McGill’s wife, as to which Mr. McGill disclaims beneficial ownership. Also includes 80,640 shares issuable upon the exercise of stock options, but excludes 168,000 shares of common stock issuable upon exercise of unvested stock options.

(4)	Includes 5,000 shares owned by Walker Building Center, Inc., of which Mr. Cochran is a majority owner and controls the voting interest of our company’s common stock held by Walker Building Center, Inc. Includes 14,000 shares of common stock issuable upon the exercise of stock options, but excludes 91,000 shares of common stock issuable upon exercise of unvested stock options.

(5)	Includes 151,000 shares of common stock issuable upon the exercise of stock options, but excludes 112,600 shares of common stock issuable upon exercise of unvested stock options.

(6)	Includes 5,620 shares of common stock issuable upon the exercise of stock options, but excludes 33,430 shares of common stock issuable upon exercise of unvested stock options.

(7)	Includes 23,619 shares of common stock issuable upon the exercise of stock options, but excludes 55,746 shares of common stock issuable upon exercise of unvested stock options.

(8)	Includes 10,600 shares of common stock issuable upon the exercise of stock options, but excludes 22,400 shares of common stock issuable upon exercise of unvested stock options.

(9)	Includes 9,360 shares of common stock issuable upon the exercise of stock options, but excludes 21,640 shares of common stock issuable upon exercise of unvested stock options.

(10)	Includes 7,833 shares of common stock issuable upon the exercise of stock options, but excludes 6,667 shares of common stock issuable upon exercise of unvested stock options.

(11)	Includes 12,000 shares of common stock issuable upon the exercise of stock options, but excludes 6,000 shares of common stock issuable upon exercise of unvested stock options.

(12)	Includes 1,667 shares of common stock issuable upon the exercise of stock options, but excludes 7,833 shares of common stock issuable upon exercise of unvested stock options.

(13)	Includes 17,000 shares of common stock issuable upon the exercise of stock options, but excludes 4,500 shares of common stock issuable upon exercise of unvested stock options.

(14)	Includes 14,500 shares of common stock issuable upon the exercise of stock options, but excludes 6,000 shares of common stock issuable upon exercise of unvested stock options.

(15)	Mr. Bassett served as President of our company from September 8, 2000 until his retirement on July 1, 2002 and as Executive Vice President from October 1, 1998 until September 8, 2000. Mr. Bassett served as a director of our Company from March 6, 1998 until March 1, 2003. The address of Mr. Bassett is 2291 Northeast 44th Street, Lighthouse Point, Florida 33064.

(16)	Represents 1,122,900 shares of common stock beneficially owned by FMR Corp. Fidelity Management Trust Company, a wholly owned subsidiary of FMR Corp., is the beneficial owner of the 535,400 shares as a result of its serving as investment manager of the institutional accounts. Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp. and a registered investment advisor beneficially owns 587,500 of such shares as a result of acting as investment advisor to various investment companies. Edward C. Johnson 3d, FMR Corp., and the Fidelity Funds each have (a) sole power to dispose of the 587,500 shares owned by the Fidelity Funds; and (b) sole power to vote and dispose of the 535,400 shares owned by the institutional accounts managed by Fidelity Management Trust Company. Neither FMR Corp., nor Edward C. Johnson 3d as Chairman of FMR Corp. has sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the funds’ board of trustees. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(17)	Represents 1,050,329 shares of common stock owned by Wasatch Advisors, Inc. Wasatch Advisors has sole voting and dispositive power over all such shares. The address of Wasatch Advisors is 150 Social Hall Avenue, Salt Lake City, Utah, 84111.

(18)	Represents 948,900 shares of common stock beneficially owned by Wellington Management Company, LLP in its capacity as investment advisor on behalf of its clients. Wellington has shared voting power over 559,200 of such shares and shared dispositive power over 948,900 of such shares. The address of Wellington is 75 State Street, Boston, Massachusetts 02109.

(19)	Represents 783,300 shares of common stock beneficially owned by Granahan Investment Management, Inc in its capacity as investment advisor on behalf of its clients. Granahan has sole power to vote 358,200 of such shares and sole power to dispose of 783,300 of such shares. The address of Granahan is 275 Wyman Street, Suite 270, Waltham, Massachusetts 02154.

UNDERWRITING

      Subject to the terms and conditions of an underwriting agreement dated October 30, 2003, the underwriters named below, through their representative Raymond James & Associates, Inc., have severally agreed to purchase from the selling stockholder the respective number of shares of common stock set forth opposite their names below:

Number
Underwriter	of shares

Raymond James & Associates, Inc.	1,888,492
Jefferies & Company, Inc.	1,258,994

Total	3,147,486

      The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions, and letters from us and our counsel and independent auditors. The nature of the underwriters’ obligation is such that they are committed to purchase all shares of common stock offered hereby, if any of such shares are purchased.

      The following table summarizes the underwriting compensation to be paid by the selling stockholder to the underwriters in connection with this offering.

Per common share	$0.75

Total	$2,360,614

      We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of $0.44 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. The offering of the shares of common stock is made for delivery when, as, and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation, or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

      We, our executive officers, our directors, and the selling stockholder have agreed that for a period of 90 days after the date of this prospectus supplement, we, they, and he will not, without the prior written consent of Raymond James & Associates, Inc. directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant for the sale of, otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, whether now owned or acquired after the date of this prospectus supplement by any such person or with respect to which any such person acquires after the date of this prospectus supplement the power of disposition, or file any registration statement under the Securities Act of 1933 with respect to any of the foregoing; or

•	enter into any swap or other agreement or any other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of shares of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities in cash or otherwise.

      The foregoing restrictions, however, do not apply to:

•	shares of common stock being sold under this prospectus supplement;

•	any grant of options by us for our common stock under our stock option plans;

•	any shares of common stock issued by us pursuant to the exercise of stock options currently outstanding or granted under our stock option plans;

•	with respect to Mr. McGill, any transactions pursuant to instructions contained in the 10b5-1 plan previously established for him; or

•	with respect to Mr. McGill, any transactions pursuant to a qualified domestic relations order or divorce settlement to which he is a party.

      Until the offering of the shares of common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the common stock. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. “Naked” short sales are any sales in excess of the shares offered hereby. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by underwriters without notice at any time. These transactions may be effected on the New York Stock Exchange, or otherwise.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

      In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the New York Stock Exchange, in accordance with Rule 103 of Regulation M under the Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

      Certain of the underwriters of their affiliates have in the past and may in the future provide investment banking or other services for us and have received customary fees and expenses.

      We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments which the underwriters may be required to make in respect thereof.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed on for us by Greenberg Traurig, LLP, Phoenix, Arizona. Certain matters in connection with this offering will be passed upon for the underwriters by Holland & Knight LLP, Tampa, Florida.

EXPERTS

      The consolidated financial statements of MarineMax, Inc. appearing in MarineMax, Inc.’s Annual Report (Form 10-K) for the year ended September 30, 2002, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Our consolidated balance sheets as of September 30, 2000 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the two years ended September 30, 2001 appearing in MarineMax, Inc.’s Annual Report (Form 10-K) for the year ended September 30, 2002, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of that firm as experts in giving the reports. Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have not obtained their consent to do so in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

      This prospectus supplement constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933 with respect to the securities offered in this prospectus supplement. This prospectus supplement does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement, as allowed by the rules and regulations of the SEC. You may wish to inspect the registration statement and the exhibits to that registration statement for further information with respect to our company and the securities offered in this prospectus supplement. Copies of the registration statement and the exhibits to such registration statement are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described below. Statements contained in this prospectus supplement concerning the provisions of documents are necessarily summaries of the material provisions of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

      We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file reports, proxy statements, and other information with the SEC. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other materials that are filed through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. This web site can be accessed at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. Our Annual Report on Form 10-K for the year ended September 30, 2002; our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2002, March 31, 2003, and June 30, 2003; our Proxy Statement dated December 26, 2002; and the description of our common stock contained in our registration statement on Form 8-A (Registration No. 1-14173) declared effective by the SEC on June 1, 1998, including any amendments or reports filed for the purpose of updating that description, each of which have been filed with the SEC, are incorporated herein by reference. We also incorporate by reference any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering.

      Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus supplement, except as so modified or superseded.

      You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and number: MarineMax, Inc., 18167 U.S. Highway 19 North, Suite 499, Clearwater, Florida 33764.

      IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

PROSPECTUS

3,147,486 Shares

Common Stock

        All of the shares of common stock offered hereby are being sold by a stockholder of our company. When the selling stockholder offers shares of common stock, we will provide you with a prospectus supplement describing the specific terms of the offering, including the number of shares being offered and the price to the public. The selling stockholder may offer its shares of common stock from time to time through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices or at privately negotiated prices. You should read this prospectus and each applicable prospectus supplement carefully before you invest.

      We will not receive any of the proceeds of sales by the selling stockholder.

      Our common stock is traded on the New York Stock Exchange under the symbol “HZO.” On October 8, 2003, the last reported sale price of our common stock as reported on the New York Stock Exchange was $15.22 per share.

      You should consider the risks that we have described in this prospectus and the prospectus supplement related to our common stock before you invest. See “Risk Factors,” on page 2.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 17, 2003

ABOUT THIS PROSPECTUS

      You should rely only on the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. We have not, and the selling stockholder has not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. The selling stockholder is offering to sell securities and seeking offers to buy securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and in any accompanying prospectus supplement is accurate only as of the date on their covers, regardless of the time of delivery of this prospectus or any accompanying prospectus supplement or any sale of the securities.

i

OUR COMPANY

      We are the largest recreational boat dealer in the United States. Through 65 retail locations in Alabama, Arizona, California, Colorado, Delaware, Florida, Georgia, Minnesota, Nevada, New Jersey, North Carolina, Ohio, South Carolina, Texas, and Utah, we sell new and used recreational boats, including pleasure boats (such as sport boats, sport cruisers, sport yachts, and yachts), ski boats, and fishing boats, with a focus on premium brands in each segment. We also sell related marine products, including engines, trailers, parts, and accessories. In addition, we arrange related boat financing, insurance, and extended service contracts; provide repair and maintenance services; and offer boat and yacht brokerage services.

      We maintain our executive offices at 18167 U.S. 19 North, Suite 499, Clearwater, Florida 33764, and our telephone number is (727) 531-1700. We were incorporated in the state of Delaware in January 1998. Unless the context otherwise requires, all references to “MarineMax” mean MarineMax, Inc. prior to its acquisition of five previously independent recreational boat dealers in March 1998 (including their related real estate companies) and all references to the “Company,” “our company,” “we,” “us,” and “our” mean, as a combined company, MarineMax, Inc. and the 20 recreational boat dealers, two boat brokerage operations, and one full-service yacht repair operation acquired to date (the “acquired dealers,” and together with the brokerage and repair operations, “operating subsidiaries” or the “acquired companies”).

      Our website is located at www.marinemax.com. Through our website, we make available free of charge our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, and our current reports on Form 8-K as well as Form 3, Form 4, and Form 5 Reports for our directors, officers, and principal stockholders, together with amendments to those reports filed or furnished pursuant to Section 13(a), 15(d), or 16 under the Securities Exchange Act. These reports are available as soon as reasonably practicable after their electronic filing with the Securities and Exchange Commission.

The Offering

Common stock offered by the selling stockholder	3,147,486 shares

Common stock outstanding	15,401,686 shares. This number does not include 2,322,422 shares of common stock reserved for issuance upon exercise of stock options outstanding as of September 30, 2003.

Use of proceeds	We will not receive any of the proceeds of this offering.

Risk factors	You should carefully consider the factors discussed under “Risk Factors” before purchasing our common stock.

New York Stock Exchange symbol	HZO

RISK FACTORS

      Investing in our common stock involves a high degree of risk. Please see the risk factors described under the caption “Business — Special Considerations” in our Annual Report on Form 10-K for the year ended September 30, 2002, which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and in any accompanying prospectus supplement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements and information contained in this prospectus and the documents incorporated by reference into this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete or the boating industry in general; and other statements contained in this prospectus and the documents incorporated by reference into this prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements include statements regarding our “expectations,” “anticipation,” “intentions,” “beliefs,” or “strategies” regarding the future. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under “Risk Factors.”

USE OF PROCEEDS

      We will not receive any of the proceeds of the offering. We have agreed to pay the expenses, other than underwriting discounts, relating to the sale of the shares.

PROSPECTUS SUPPLEMENTS

      This prospectus provides you with a general description of the proposed offering of shares of our common stock. Each time that the selling stockholder sells securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to or change information contained in this prospectus. If so, the prospectus supplement should be read as superseding this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Obtain Additional Information.”

      The prospectus supplement to be attached to the front of this prospectus will describe the terms of any common stock that the selling stockholder offers and any initial offering price to the public in that offering, the purchase price and net proceeds that the selling stockholder will receive, and the other specific terms related to that offering of common stock.

SELLING STOCKHOLDER

      The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus with respect to the selling stockholder. Because the selling stockholder may sell none, all, or a portion of the shares that he holds pursuant to this offering, no meaningful estimate can be given as to the amount of shares that will be held by the selling stockholder after completion of this offering. The selling stockholder has sole voting and investment power with respect to all shares of common stock beneficially owned.

	Shares Beneficially
	Owned Prior to
	Offering
				Number of
Name	Number		Percent	Shares Offered

Richard R. Bassett(1)	3,195,964	(1)	20.8%	3,147,486

(1)	Mr. Bassett served as a director of our company from March 1998 until March 2003. Mr. Bassett served as the President of our company from September 2000 until his retirement in July 2002. Mr. Bassett served as Executive Vice President of our company from October 1998 until September 2000 and as Senior Vice President of our company from March 1998 until October 1998. Mr. Bassett was the owner and president of Bassett Boat Company of Florida, one of our operating subsidiaries, now called MarineMax of Southeast Florida, LLC, from 1979 until its merger with our company in March 1998. The address of Mr. Bassett is 2291 Northwest 44th Street, Lighthouse Point, Florida 33064.

PLAN OF DISTRIBUTION

      The shares of common stock being offered by the selling stockholder may be sold through underwriters or dealers, directly to one or more purchasers, through agents, or through a combination of any such methods of sale. The name of any such underwriter or agent involved in the offer and sale of our common stock, the amounts underwritten, and the nature of its obligation to purchase our common stock will be described in the applicable prospectus supplement. As used in this prospectus, “selling stockholder” include transferees, donees, pledgees, legatees, heirs, or legal representatives that sell shares received from the selling stockholder after the date of this prospectus.

      The distribution of common stock may be effected from time to time in one or more transactions at a fixed price or prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Prices may change over time.

      In connection with the sale of common stock, underwriters or agents may receive compensation from the selling stockholder, or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of securities may be deemed to be underwriters under the Securities Act. Any discounts or commissions they receive from the selling stockholder and any profit on the resale of securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriter or agent will be identified, and any compensation received from the selling stockholder will be described, in the applicable prospectus supplement.

      To facilitate the offering of common stock, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of common stock. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our common stock by bidding for or purchasing shares in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

      There is no assurance that the selling stockholder will sell any common stock offered hereby, and the selling stockholder may transfer, devise, or gift the common stock by other means not described in this prospectus.

      We will not receive any proceeds from the sale of any shares of common stock by the selling stockholder. We have agreed to bear all expenses, other than selling commissions, in connection with the registration and sale of the common stock being offered by the selling stockholder.

      Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the common stock offered pursuant to this prospectus may be limited in its ability to engage in market activities with respect to the common stock. Without limiting the foregoing, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. Those rules and regulations may limit the timing of purchases and sales of any of the common stock offered by the selling stockholder pursuant to this prospectus, which may affect the marketability of the common stock offered hereby.

      Any shares of common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange by us, subject to official notice of issuance.

      Under agreements into which we may enter, underwriters, dealers, and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act.

      Underwriters, dealers, and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed on for us by Greenberg Traurig, LLP, Phoenix, Arizona.

EXPERTS

      The consolidated financial statements of MarineMax, Inc. appearing in MarineMax, Inc.’s Annual Report (Form 10-K) for the year ended September 30, 2002, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Our consolidated balance sheets as of September 30, 2000 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the two years ended September 30, 2001 appearing in MarineMax, Inc.’s Annual Report (Form 10-K) for the year ended September 30, 2002, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of that firm as experts in giving the reports. Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have not obtained their consent to do so in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

      This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933 with respect to the securities offered in this prospectus. This prospectus does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement, as allowed by the rules and regulations of the SEC. You may wish to inspect the registration statement and the exhibits to that registration statement for further information with respect to our company and the securities offered in this prospectus. Copies of the registration statement and the exhibits to such registration statement are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described below. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of the material provisions of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

      We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file reports, proxy statements, and other information with the SEC. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other materials that are filed through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. This web site can be accessed at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. Our Annual Report on Form 10-K for the year ended September 30, 2002; our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2002, March 31, 2003, and June 30, 2003; our Proxy Statement dated December 26, 2002; and the description of our common stock contained in our registration statement on Form 8-A (Registration No. 1-14173) declared effective by the SEC on June 1, 1998, including any amendments or reports filed for the purpose of updating that description, each of which have been filed with the SEC, are incorporated herein by reference. We also incorporate by reference any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering.

      Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus supplement, except as so modified or superseded.

      You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and number: MarineMax, Inc., 18167 U.S. Highway 19 North, Suite 499, Clearwater, Florida 33764, telephone (727) 531-1700.

3,147,486 Shares

Common Stock

PROSPECTUS

RAYMOND JAMES

JEFFERIES & COMPANY, INC.

October 30, 2003